UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

WORLD TREE USA, LLC
(Exact name of registrant as specified in its charter)

Nevada	37-1785781
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

2447 Pacific Coast Hwy, 2nd Floor Hermosa Beach, CA	90254
(Address of principal executive offices)	(Zip Code)

(888) 693-8733

Registrant’s telephone number, including area code

Series A 2020 Eco-Tree Units

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statement Disclosure

This Annual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company’s actual operating, and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Annual Report or any documents incorporated by reference herein or therein speaks only as of the date of this Annual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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ITEM 1. BUSINESS

DESCRIPTION OF THE COMPANY’S BUSINESS

The Company

World Tree USA, LLC is a limited liability company formed and existing under the laws of the state of Nevada, USA. The Company’s address is 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254.

The Eco-Tree Program

The Company’s conducts its primary business through the Eco-Tree Program. The Eco-Tree Program harnesses the rapid growth-rate of the Empress Splendor tree to create positive environmental outcomes while simultaneously deriving profits from the growth, harvest and sale of Empress trees and lumber.

The Manager

Operations of the Company are directed by the Company’s manager, World Tree Technologies, Inc., a Nevada corporation. The following is a diagram of the organizational structure:

Other World Tree Programs

The Eco-Tree Program was initially launched in 2015 in Canada, by a related entity, World Tree COP, Inc., which has planted approximately 1,325 acres of ES Trees on behalf of its investors.

While the Company, the Manager, and World Tree COP, Inc. share management, they remain independent entities. As of the date of this Annual Report, World Tree COP Inc. and the Company share farm locations relating to the 2016 offering and the 2018 offering.

Business Objectives

Empress Splendor (Paulownia) is a fast-growing hardwood tree (“ES Tree”) that produces a lightweight hardwood with a very high strength to weight ratio. Grown in plantation and permaculture settings, its rapid growth rate, carbon sequestration and soil enhancing properties make it an ideal eco-timber. We acquire Empress Splendor startlings (“ES Startlings”), which are propagated in a sterile, laboratory environment with the proceeds from each offering of our Series A membership units. We then engage farmers to plant and care for the Empress Splendor trees until maturity. Once mature, the trees can be harvested for use in lumber products (the “ES Lumber”).

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The Company is committed to the following goals:

A.	To promote the planting and Harvest of the Empress Splendor tree as a powerful way to impact the climate crisis, to regenerate the soil and to meet the world’s growing demand for lumber.

B.	To create robust returns for Unit Holders and Farmers.

C.	To provide new opportunities to Farmers within the field of ES Tree agroforestry.

D.	To restore Earth’s natural ecology, creating a legacy for future generations in a way that is environmentally and economically sustainable.

E.	To validate Empress-based forestry as more sustainable and more profitable than the current dominant models of commercial forestry.

THE EMPRESS SPLENDOR TREE

Meeting the demand for sustainable lumber

The world’s growing appetite for wood and paper products is outstripping the supply of trees. The World Bank forecasts that global demand for lumber will quadruple by 2050, yet the supply of wood is decreasing.

Our natural forests are being cut down at a completely unsustainable rate. This includes irreplaceable native temperate, tropical and boreal forests, the “lungs of the planet” and the earth’s largest terrestrial carbon sinks.

A third of the world’s tree species, including popular hardwoods such as red cedar, are threatened with extinction. (Source: State of the World’s Trees, Sept 2021)

The Company is meeting the surge in demand for sustainably sourced hardwood lumber through the development of tree farms based on the Empress Splendor tree.

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The Empress Splendor

The Empress Splendor (botanical name Paulownia fortunei and Paulownia elongata) is an extremely high growth rate hardwood tree. The growth rate is fueled by highly efficient form of photosynthesis.

Ostrom Climate, a leading provider of carbon management solutions, has confirmed that World Tree’s Empress Splendor tree is one of the fastest-growing trees on the planet. While most trees take 20-50 years to reach harvest age, the Empress tree matures in just 8-12 years.

A study commissioned by the United States Department of Agriculture Forest Service reports:

“Rapid growth, favorable wood properties and silvical characteristics of some species make Paulownia desirable for many commercial forest products including timber.”1

They continue to say:

"Because Paulownia can grow rapidly to commercial size and growth is substantially enhanced by management activities such as coppicing and fertilization, irrigation, agrocropping, and pruning, its cultivation is particularly well suited for short-rotation silviculture (less than 20 years) by small landowners willing to invest in cultural treatments”

Characteristics of the ES Tree include:

•	Fast growing time: can grow 10-20 feet in first year and 5-10 feet per year thereafter (depending on growing conditions)[2]
•	Timber varieties reach a height of 50-70 feet
•	Non-invasive deep tri-tap root system[3]
•	Natural built-in fire retardant [4]
•	Ready for harvest within 8-12 years (depending on climate)[5]
•	Regenerates up to 7 times from a single root system[6]

Paulownia Origins

Paulownia is native to China and is considered an introduced species in North America7. However, the oldest fossils of Paulownia leaves have been found in Washington state, U.S.8. Dated at around 40,000 years before present, the leaves were positively identified by Dr. Charles J. Smily as Paulownia. He asserts that the tree became extinct in North America due to glaciation in the later ice ages. The tree was re-introduced to North America around 200 years ago.

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1 https://link.springer.com/article/10.1007/s11676-019-01021-9

2 http://www.permaship.org/Home/permaculture-concepts/paulownia-overview; or)

3 https://www.tfljournal.org/article.php?story=20080418100402327

4 https://www.researchgate.net/publication/36431424_Flame_retardancy_of_paulownia_wood_and_its_mechanism

5 https://energia.bio/wordpress/wp-content/uploads/2019/10/PaulowniaBooklet.pdf

6 https://paulowniamp.files.wordpress.com/2010/05/paulownia-in-china.pdf

7  https://www.invasivespeciesinfo.gov/terrestrial/plants/princess-tree

8 Smiley, Charles J. (February 1961). "A Record of Paulownia in the Tertiary of North America". American Journal of Botany. 48 (2): 175–179. doi:10.2307/2439100. JSTOR 2439100

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Paulownia and Non-Invasiveness

There are many varieties of Paulownia. The Company grows Paulownia fortunei and Paulownia elongata varieties that are considered non-invasive species. The American Paulownia Association disputes the inclusion of any variety of Paulownia on the invasive species list9. The seeds from these species “rarely, if ever, germinate” in wildlands and “when they do germinate, they rarely survive more than a year”.10

The management of the Company’s Farms further reduces risks associated with invasiveness. The Manager engages in an intensive silviculture management regime in partnership with its Farmers and to date Farmers have not experienced any signs of invasiveness. The trees produce a shady canopy which is not conducive to seedling growth.  Mid-successional vegetation (grass, weeds, brush, etc.) in and around the farms creates unsuitable conditions for natural propagation of new ES Trees, as clearly identified in scientific literature.11

Carbon Sequestration

The Rainforest Alliance, an international non-profit organization focused on responsible agroforestry, has chosen Paulownia as an ecologically sound tree for the purposes of reforestation and carbon sequestration12.

Empress Splendor trees are highly effective at absorbing carbon, drawing down around 10 times as much carbon as a pine tree. Ostrom Climate concluded World Tree’s Empress Splendor trees can absorb between 15-30 tons of carbon per acre, and potentially as much as 90 tons per acre.

Carbon emissions are widely recognized as one of the most significant factors in global warming. Planting trees on degraded farmland and intercropping with other plants helps to mitigate global warming through carbon drawdown and provides other environmental benefits13. The Empress Splendor uses a very efficient form of photosynthesis which makes it a particularly powerful conduit for carbon drawdown.

The USDA, National Agroforestry Sector is also a supporter of agroforestry: “Agroforestry is an appealing option for sequestering carbon on agricultural lands because it can sequester significant amounts of carbon while leaving the bulk of the land in agricultural production. Simultaneously, it can help landowners and society address many other issues facing these lands, such as economic diversification, biodiversity, and water quality.”14

Paul Hawken, editor of New York Times bestseller, Drawdown: The Most Comprehensive Plan Ever Proposed to Reverse Global Warming, makes the case even clearer: “As of 2014, 709 million acres of land were used for afforestation. Establishing timber plantations on an additional 204 million acres of marginal lands can sequester 18.1 gigatons of carbon dioxide by 2050. The use of marginal lands for afforestation also indirectly avoids deforestation that otherwise would be done in the conventional system. At a cost of $29 billion to implement, this additional area of timber plantations could produce a net profit for landowners of over $392 billion by 2050.”

More information about the wide-ranging environmental and social benefits of the Empress Splendor is available in World Tree’s 2021 Impact Report.

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9 http://worldtree.eco/files/Paulownia_noninvasive_APA.pdf

10 Hyatt, Laura A. 1999. Differences between seed bank composition and field recruitment in a temperate zone deciduous forest. The American Midland Naturalist. 142(1): 31-38. [72109]

11 Remaley, Tom, 2005

12  http://worldtree.eco/files/rainforest_alliance_.pdf

13 https://www.drawdown.org/solutions/table-of-solutions

14  https://www.srs.fs.usda.gov/pubs/ja/ja_schoeneberger002.pdf

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EMPRESS SPLENDOR LUMBER

Known as the ‘aluminum of lumber’, the Empress Splendor produces wood with the highest strength-to-weight ratio of any tree. The demand in Asia, combined with the largely unexplored North American market, represent a significant timber marketing opportunity, especially considering recent consumer shifts to sustainable products.

Empress Splendor lumber is characterized as being a blonde, lightweight, straight-grained timber which has low shrinkage, air dries quickly, and does not easily warp, crack or deform.15

Lumber properties include:

•	Lightest commercial wood grown in the United States
•	Almost 1/3 the weight of oak and half the weight of pine
•	Very high strength to weight ratio
•	Easily peeled for veneer in 1/16 - 1/32-inch thickness
•	Easily worked and resists cracking and splitting
•	Perfect for close-tolerance cabinetry, fine furniture and joinery
•	Accepts all normal finishing materials and bonds well with glue
•	Air-dries in as little as 30 days and kiln dries in as little as a few days
•	Remains stable during changes in humidity
•	Experiences less shrinkage and expansion than most other woods
•	Highly durable and resists decay under non-ground contact conditions
•	A very good insulator with twice the R-value as pine or oak; perfect for log homes
•	Insect and fire resistant
•	Ignition temperature of approximately 420 degrees Celsius (other hardwoods ignite at approximately 220-225 degrees Celsius)

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15 https://www.wood-database.com/paulownia/ andhttps://www.wood-database.com/wood-articles/ten-best-woods-youve-never-heard/

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Lumber: Technical Specifications

Density:

Density @10% moisture content: 14.37 – 18.75 lbs./cuft

Density @ oven dried: 17.11 lbs./cu ft

Chemical Composition:

Alpha-Cellulose content: 40.72%; 38.50%-41.46%

Pentosan: 24.78%; 20.56%-25.35%

Lignin content: 20.87%; 21.24%-24.28%

Leaves: ursolic acid, C30H4803; matteucinol, C18H1805 Xylem: Paulownium, C20H18O7@CH3OH; d-Sesamin

Bark: syringin, C17H24O9@H2O; Catapinoside

Bending & Compression Properties:

Modulus of rupture (mor): 5420-5740 psi

Modulus of elasticity (moe) x 10 to 6th: 0.735-0.758 psi Compression parallel to grain: 2800-3560 psi

Compression perpendicular to grain: 300-440 psi

Shear parallel to grain: 800-1150 psi

BTU (British thermal unit)

7600-8400 per pound

Hardness:

Janka Hardness Scale: 260-300

Shrinkage Coefficient (%)

Specific gravity: 0.251 - 0.274 (23 to 30% of the density of water) Specific gravity @ 10% MC: 0.265

Radial: 1.1 - 2.7

Tangential: 2.1 – 4.9

Green to Oven Dry: 5.9

Moisture Absorption:

(92% Relative Humidity @ 20 degrees C)

1-day; 2-day; maximum

12%; 15%; 19%

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ES TREES AND FARMERS

Propagation

Empress Splendor trees belong to the genus Paulownia. There are nine or more species of Paulownia, each with varying characteristics: seeds, flower size and color, leaf shape and most importantly trunk growth and branching patterns.

Not all Paulownia are suitable for lumber production and even within a species there can be huge variations in genetic quality. The following factors are critical for proper plant selection:

•	Optimizing for trunk volume and high growth
•	Minimal forking and branching
•	Matching genotype with the climate and soil profile
•	Plant resiliency and use of multiple varieties
•	Non-invasiveness

The Manager has its own exclusive collection of ES Startling genotypes used in the Eco-Tree Program. These genotypes have been researched for their performance over time in various locations, and have been selected for timber quality, growth speed, and favorable carbon sequestration as compared with other trees.

Empress seeds require near perfect conditions, both abiotic and biotic, to germinate and survive. For this reason, World Tree does not grow Empress Splendor startlings (i.e. seedlings) from seed. Plants are propagated in a sterile, laboratory environment under strict management protocols to ensure optimal growing conditions.

The Manager acquired and continues to acquire the exclusive propagation rights to premium timber genotypes. The Manager currently has a collection of over 20 cultivars, providing considerable quality, genetic diversity and the ability to plant in a variety of climate zones.

The Manager is propagating these varieties through laboratory and nursery facilities in multiple locations. The Company utilizes an extremely specific cultivation regime, using carefully selected genetics and protocols to ensure disease free, high performing, elite cultivars.

Specific Paulownia cultivars are selected after a review of the proposed planting site’s biotic and abiotic factors to match the area's specific characteristics.  The ability to work locally in each region reduces costs and provides flexibility in the supply chain.

The deliberate strategy of logistic diversification reduces transportation issues and costs. Working with different suppliers also provides flexibility and reduces dependence on any one facility or region.

Farmers and Planting

The Manager has developed extensive relationships with Farmers across the United States, Costa Rica, Guatemala, and Mexico.  Farmers are selected based on a variety of factors including the geographic location of the proposed farm.

Farmers enter into a Crop Contracting Agreement with the Manager for at least 10 years.

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The Manager has available staff to respond to Farmer inquiries throughout each year and contacts the Farmer at least twice per year to review the health of the ES Trees.  The Manager visits the Farmers annually until the Manager is satisfied with the health and status of the ES Trees and the ability of the Farmer to follow the guidelines and protocols set forth in the Crop Contracting Agreement. The Farmers receive a detailed report following each annual inspection with recommendations for actions to improve the performance of the ES Trees.

The Manager provides Farmers with pruning instructions and a grower’s guide. The Farmer website, grower’s guide and pruning instructions are translated into Spanish for the benefit of Latin American Farmers.

Geographic location

World Tree selects Eco-Tree farmers using a rigorous screening process. Farm locations are assessed on the basis of temperature,

rainfall, elevation and topography with a full walk through and soil testing performed. Farmers must demonstrate that their land is fully prepared for planting prior to any trees being sent to them.

Size and land cover

Minimum 10-20 acres of underutilized land with minimal to no tree cover, and which is not competitive with food production. This consists primarily of conversion of grazing lands (though grazing is compatible with Empress farms) or degraded agricultural lands.

Land feasibility

The geo-location is checked in a proprietary GIS system that has up-to-date information on land resources, climatic conditions,

stock assets and control, agricultural inputs, growth yields, and many other data series are required for proper planning and management of land and biological assets.

Operational data	Targeted for collection and development, with the key objective for both to directly affect growth and monetization potential.

Planting locations

The Company plants Empress Splendor trees in diverse geographical areas to mitigate risks associated with adverse weather and disease.

Plantation locations are assessed on the basis of seasonal temperatures, average rainfall, elevation, soil type and the topography of the Land. Climate and other pertinent data are gathered from key real time data services and custom applications such as National Oceanic and Atmospheric Administration NOAA/NFMS (weather and climate), National Water Information System, U.S. Fish and Wildlife Services, U.S. Forest Service, Water Operations, and Remote Sensing (Sentinel 2, Ecostress, Lidar, Landsat).  Soil classification data for the Company’s sites is collected using the USDA’s Web Soil Survey tool.

Soil: Ideal conditions for planting are a free draining, sandy loam soil with direct sunlight. ES Trees do not grow well in bottomland or wet soil, and it is recommended that the water table be deeper than 5 feet16. The ES Trees may require fertilizer depending on the local soil and climate.

Temperature: In North America, the recommended growing zones are 7-10 (see map below). To see substantial growth, summer temperatures of 70°F (21°C) and above for at least 5-6 months are optimal. ES Trees can withstand a low temperature of 0°F (-17°C) to -10°F (-23°C) for short periods of time and high temperatures up to 120°F (49°C). The trunks may be wrapped to help protect the tree.

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Irrigation: ES Trees may require irrigation in the first few years while they establish their root system. Irrigation requirements depend on the area of planting and are assessed before a Farmer is accepted into the Eco-Tree Program. The Company is focusing its efforts on finding Farmers in zones with enough rainfall throughout the year to reduce irrigation demands. Farmers in drier areas are expected to irrigate.

Planting Regimes by Region

The Manager has planted ES Trees in 5 countries: Canada, Costa Rica, Guatemala, Mexico and the United States. There have been no new plantings in Canada since 2019, due to the comparatively short growing season which results in slower growing trees. In recent years, Guatemala has been subject to higher losses than other regions due to lower farmer engagement and supply chain issues compared to other regions. For this reason, we intend to limit the 2024 planting to our three most successful growing areas: Costa Rica, Mexico, and the United States. However, we may still plant in Guatemala with farmers who have a proven track record of success from previous years.

The Manager has researched and tested various planting grids to determine optimal growing conditions for high quality lumber production. In the United States, ES Trees are planted a minimum of 20 feet apart (110 trees per acre) to allow optimum light for growth over the entire harvest cycle. However, in some regions (e.g. Mexico) closer spacing has been permitted so that Farmers are able to qualify for forestry grants that demand a spacing of at least 222 trees per acre. In these situations, thinning of trees or natural die-back may occur over time.

United States: Trees are typically planted on a 20ft x 20ft grid system (110 trees per acre). Tree losses are assessed in the first two years and up to 30 trees per acre are provided to Farmers as replacements. In this region planting is restricted primarily to April and May, with a short (6 week) delivery window.

Costa Rica: Trees are often planted with food crops to provide shade or to provide opportunities for Silvopasture. Tree density may be varying and averages 160 trees per acre. Planting season is from April to October.

Mexico: Trees are planted at 222 per acre to allow Farmers to qualify for government grants for assistance with maintenance. These grants (offered by the National Forestry Commission of Mexico and the Secretariat of Environment and Natural Resources) can be quite substantial and require a minimum density of 222 trees per acre. Planting can occur year-round. Trees are thinned to approximately 160 trees per acre around the third year after planting. Farmers are not provided replacement trees unless the cause was related to nursery stock or transport issues.

Guatemala: Guatemala farms utilize a variety of farming styles and are most similar to Costa Rica.  The Manager allows Farmers some flexibility in planting regimes and planting can occur year-round.

Because in practice trees may be planted in a variety of ways depending on local conditions, the Company has set each acre in this Offering to mean 140 trees (an “ES Acre”) regardless of the actual size of the parcel of land upon which the trees are planted.

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Agroforestry Management

Tree susceptibility to pests or pathogens relies on two primary mechanisms: tolerance, reflecting a tree’s ability to compensate for damage through sustained growth and reproduction levels; and resistance, reflecting a tree’s ability to escape herbivory through phenological isolation, dissuading traits and limiting insect or pathogen performance.

The Company is continuously working to control abiotic factors that could affect Empress Splendor trees by increasing genetic variation and improving root architecture, anchorage, and stem properties related to windstorm and fire resistance. Tree size, bark thickness, tree architecture and vigor all play a role in a tree’s survival capabilities. ES trees have an extraordinary capacity of sprouting very vigorously to survive and grow under adverse circumstances caused by fire, storms, insect attacks, etc.

The Manager continues to improve its training, workshops, webinars, growers' guide and operational management to apply the right silvicultural treatments at the right time, with the goal of mitigating risks, and improving growth performance and wood quality.

World Tree works closely with Farmers to apply appropriate site preparation techniques to improve afforestation and growth conditions. This includes water management (drainage and irrigation) and soil cultivation (plowing, harrowing, scarification, or mounding) when needed.

Tree Survival

Many factors can impact tree survival including, but not limited to, genetic material, quality of plants, transportation, site selection, soil profile, climate, weather events, pests, disease, tree maintenance, farmer engagement and farmer ability to carry out maintenance over the short, medium and long term.

Tree survival by Series has been notably improving each year due to a number of factors:

•	Improved cultivars
•	Improved soil mapping, testing and sampling
•	A rigorous 39-point farmer approval process
•	Improved nursery performance, monitoring and transport
•	Increased field visits and shorter farmer feedback cycles
•	Improved auditing

Protecting the Trees

World Tree employs a variety of strategies to reduce the risk of damage to its Empress Splendor crops:

Diversification of farms and nurseries: Trees are planted across multiple farms thousands of miles apart to mitigate crop failure from weather events.

Monitoring: Farms are visited multiple times a year for data collection, monitoring and feedback to growers. World Tree uses forestry technology to monitor tree deliveries and measure tree performance.

Genotype Selection: World Tree has exclusive rights 20+ genotypes; selection is based on soil type and climate of the planting location.

Contingency of 25%: World Tree replaces up to 25% of tree losses on farms in the first two years of planting.

Education: Farmers are educated via grower’s guides, webinars and onsite visits. Each farmer is visited in person and receives written reports on corrective actions to improve tree performance.

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Discussion of Prior Crop Performance

The Company currently has ES Trees planted on behalf of the Unit Holders for (i) Series A 2016; (ii) Series A 2018; (iii) Series A 2020; (iv) Series A 2021; (v) Series A 2022; and (vi) Series A 2023.  Audits of the trees were delayed during the pandemic but are now completed. The following information is based on audit information complete as of December 31, 2023.

Survival of the trees for the Series A 2016 planting is currently estimated at 15%. Issues were due to two factors: first, a delivery of the ES Startlings suffered considerable stress due to being too long in transit; and second, two of the farmers were unwilling to do the necessary land management and weed control. After inspecting both farms the Manager recommended discontinuation of the program at these sites.

The table below shows approximate tree survival for prior Series, as reported to investors in the January 2024 Annual Tree Series Reports.

It is too early to measure survival for Series A 2022 and 2023 tree plantings.

Eco-Tree Class	Units issued	Capital Raised	#Trees	Survival	#Farms
2016	200,000	$130,000	10,866	15%	44
2018	1,187,152	$1,166,596	65,618	42%	48
2020	4,398,472	$5,964,830	242,965	70%	98
2021	3,665,139	$5,802,539	199,198	85%	87
2022	1,592,782	$2,730,142	87,603	N/A	18
2023	605,173	$986,615	33,285	N/A	N/A

United Nations Sustainable Development Goals

The Sustainable Development Goals (SDGs) were created by the United Nations and address the most important issues for humankind to address. Of the seventeen (17) goals, the Company has a commitment to addressing the following seven (7):

No Poverty: The Company intends to help alleviate poverty in farming communities by providing new revenue streams in the form of timber production and carbon offsets.

Gender Equality: World Tree was founded by Wendy Burton. The Company includes women at every level – from on the ground visiting farmers, to senior management to board members.

Decent Work and Economic Growth: The Company gives trees for free to farmers who in turn engage their local community in planting and management of the tree farms.

Responsible Consumption and Production: The United Nations predicts that global consumption of wood will more than double by 2050. Wood is a beautiful, natural resource that we all use in our daily lives. Yet, it can come at a cost: destruction of our forests, depletion of our soils and diminished ability to deal with climate change. The Company grows ES Trees as a crop – for the purposes of timber production. The ES Trees ability to regrow from the stump after harvest means you can grow up to 7 generations of trees without replanting.

Climate Action: Planting trees is one of the most effective ways we can address global warming. Of the top 20 carbon drawdown methodologies highlighted by Paul Hawken, a distinguished American environmentalist, author and activist, in his book DRAWDOWN, five involve trees. The highly efficient photosynthetic pathways present in the Empress tree make it a potent vehicle for carbon drawdown.

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In a report prepared for World Tree by Ostrom Climate, the Empress was found to be one of the most efficient trees on the planet for sequestering carbon from the atmosphere and returning it to the soil, making it a highly effective tool in reversing climate change. One acre of trees can absorb over 30 metric tons of carbon per year over a 10-year growing cycle.

Studies indicate that the Empress tree uses a unique and powerful type of photosynthesis, utilizing some enzymes found in C4 photosynthesis. This system is found in only about 3% of all land plants, including some grasses like corn and sugarcane, but very few trees. This makes the tree highly efficient at sequestering carbon and storing large amounts of organic matter in its leaves.

Life on Land: The Empress tree also has special nitrogen-fixing properties that allow it to naturally return nitrogen to depleted soil through its leaves and root systems. This process is most often found in legumes, and rarely in trees.

Nitrogen deficiency in soil is a result of industrial farming practices and a serious challenge to agriculture around the world. Farmers must spend millions of dollars per year on synthetic nitrogen fertilizers to ensure their crops’ survival.

Empress trees provide a natural solution to nitrogen deficiency. The leaves make excellent fertilizer estimated to contain over 3% nitrogen content.

Together with increased carbon in the soil, the nitrogen rich soil can retain water more efficiently and provides a much more robust and resilient environment for all the plants and trees in the area.

World Tree produces Empress trees using methods that put the environment first. Many of our farmers intercrop their ES Trees with other plants (especially coffee plants) and are encouraged to use organic farming practices. The Empress tree is gaining support in the permaculture community as a tree that grows well with other plants and restores the soil.9

Empress trees grow well in nutrient poor and even contaminated soils. The tree has been used successfully in mine reclamation projects shown to absorb heavy metals and nitrates. They can also be used as buffer around livestock operations and arable farms to prevent leaching.

The blossoms of the Empress tree are highly “nectariferous” creating a much-needed source of nectar for pollinating insects including honeybees. It is estimated that one acre of Empress tree blossoms can generate enough nectar to produce over 100, 6oz jars of honey per year.10

Without effective pollination services, one third of global agriculture would not be possible. The Empress therefore has a critical role to play in maintaining healthy agricultural systems, especially when planted with or close to other flowering crops such as coffee.

Partnerships for Goals: World Tree has developed a truly collaborative business model that unites investors and farmers.

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RETURN ON HARVEST: YIELD AND SELLING PRICE

Revenue from the harvest depends upon the following factors: tree survival, lumber yield selling price of the lumber and harvest costs.

World Tree utilizes proprietary strains of Paulownia hybrids selected for lumber production, a planting density designed to maximize lumber production, and specialized silvicultural practices including coppicing and pruning to encourage rapid growth of clear, high-grade lumber. Our target yield is approximately 190 board feet (BF) per tree, or an average tree reaching a diameter of 18” and log-length of 16’.

Calculation of return per acre

The table below illustrates scenarios of potential returns based on the overall survival of the ES Trees at 75% and an average pricing of $6 per board foot. The table shows the revenues and expenses relating to the harvest only. The costs of growing and maintaining the ES Trees are covered by the investment capital.

Trees per acre	110	110	110	110	110
BF per tree	300	250	200	150	100
BF per acre	33,000	27,500	22,000	16,500	11,000
Survival	75%	75%	75%	75%	75%
Total avg. yield/acre	24,750	20,625	16,500	12,375	8,250

Avg. Price / BF	$6.00	$6.00	$6.00	$6.00	$6.00
Revenue	$148,500	$123,750	$99,000	$74,250	$49,500
Cost of Harvest	$49,500	$41,250	$33,000	$24,750	$16,500

PROFIT	$99,000	$82,500	$66,000	$49,500	$33,000
FARMER $	$49,500	$41,250	$33,000	$24,750	$16,500
WORLD TREE $	$24,750	$20,625	$16,500	$12,375	$8,250
INVESTOR $	$24,750	$20,625	$16,500	$12,375	$8,250

In the return per acre calculations above, the Company has assumed a 75% survival rate of the ES Trees. The Company anticipates that over an average 10-year growing cycle some ES Trees, and in some cases entire plantations, will not survive. Losses may be due to weather, disease, lack of due care by farmers or breach of contract by the farmer. The Company plants ES Trees in a variety of locations in order to spread the impact of these risks.

The trees are most vulnerable in the first two years. The Manager will replace trees lost by the farmer in the first two years of planting. The Manager has on order with its nurseries enough trees for 30 replacement trees per acre. In the event that the replacement trees are not necessary, the Manager will cancel the replacement order and the unused funds will be used for other purposes. Farmers must report losses which are verified by the Manager’s farmer support team. Losses of more than 20% (or 22 trees per acre) are red flagged for investigation and recommendations before replacement trees are sent.

In cases where a farmer is unable or unwilling to care for the trees, the Manager has the right to take over and manage the plantation pursuant to the terms of the Crop Contracting Agreement. However, if the trees are too small or too weak, the expense of managing the trees may outweigh the benefits, in which event the trees will be written off as losses.

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Survival and Impact on Returns

The Company uses 75% survival rate as a baseline target in running its Eco-Tree Program. We feel this rate is reasonable in light of the current data on survival rates observed at the farms.

Survival (or in other words, board feet produced per acre) will also impact yields and hence returns. The below table shows potential profits per acre contingent on survival, based on an average of $6.00 per board foot and 200 BF per tree. These figures are merely indicative of potential results and are not guaranteed by the Company. There are many factors as discussed under “Risk Factors” above that could cause the results to not be achieved.

Effect of Tree Survival on Yield

Trees per acre	110	110	110
BF per tree	200	200	200
BF per acre	22,000	22,000	22,000
Survival	75%	50%	25%
Total avg. yield / acre	16,500	11,000	5,500

Avg. Price / BF	$6.00	$6.00	$6.00
Revenue	$99,000	$66,000	$33,000
Cost of Harvest	$33,000	$22,000	$11,000

PROFIT	$66,000	$44,000	$22,000
FARMER $	$33,000	$22,000	$11,000
INVESTOR $	$16,500	$11,000	$5,500
WORLD TREE $	$16,500	$11,000	$5,500

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Harvesting the Lumber

Harvest costs range from approximately $1.50 to $2.20/bf. Before logging and saw-milling, all costs of the operation are examined in a detailed financial pro forma, and a timber cruise estimates the volume and grade of lumber available for Harvest.

Many factors such as the location of plantation, distance to dry kilns, hauling cost, and availability of labor may impact the final Harvest costs. Current estimates of harvest costs are based upon the Manager’s experience harvesting ES on three (3) Empress Splendor farms in Georgia and South Carolina between December 2018 and February 2019.

Third-party Harvest costs include, but are not limited to:

•	Harvest Manager
•	Timber Cruise
•	Erosion and Sedimentation Control Plans and fees
•	Property boundary demarcation
•	Road access development
•	Fire suppression
•	Cut, skid, and haul
•	Milling
•	Kiln Drying
•	Grading
•	Packaging
•	Warehousing
•	Transportation

Lumber Pricing

World Tree forecasts an average sale price for the lumber of $5.89 per board foot. This price is formulated from a collection of sources including pricing for comparable lumber species, existing Paulownia pricing, our current sales to date and estimates from our team on how they plan to price ES Lumber by grade. In 2021 World Tree sold approximately 16,000 board feet of lumber at an average price of $6.68/bf. World Tree’s pricing is consistent with other growers of Empress wood (Paulownia).

Empress lumber is competitively priced with many incumbent species for specific uses and grades, though its primary value proposition is in its high quality. Due to its unique performance attributes as a lightweight lumber resistant to water and warping, Empress lumber can generate cost and operational savings in the manufacturing process. Many markets are in search for sustainable, high-performance alternatives to traditional species due to their diminishing supply.

The sustainability of Empress Splendor will be key to its place and price in the market. You can see in the diagram opposite the relative sustainability and speed of growth of other comparable species. One in six tree species are at risk in the USA and among those are Redwood, Western Red Cedar and Ash.

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The Empress Splendor Lumber Market

World Tree is positioning itself to capture a significant share of a $178 billion wood market in the U.S. by introducing a new, sustainable hardwood.

Global lumber demand is forecasted to more than quadruple by 2050. Growing populations of middle to high income consumers are driving lumber consumption across all sectors. With species such as ash, western red cedar and redwood threatened with extinction, there is an urgent need for new sources of timber. World Tree’s Empress allows for the rapid production of farmed lumber to meet this demand.

Another source of future demand is related to the sustainable nature of wood products (when produced from sustainably managed farms or forests). This is because wood is renewable, recyclable and biodegradable and can be produced with less energy and carbon emissions than artificial materials such as steel and plastic. Wood products make up 47% of all industrial raw materials manufactured in the U.S. and only consume 4% of the energy required to manufacture those materials.

The above-described market conditions, including anticipated growth in lumber demand, climate change induced shortages and growing demand for sustainably sourced timber, will make Empress lumber, soured from sustainable tree farms, well-positioned to acquire market share within the global lumber market.

Market Highlights

•	Global demand for lumber and other wood products is anticipated to quadruple over the next 30 years (World Bank).

•	Growing supply shortages due to development and climate change are becoming worse with time, Empress is an excellent replacement for at-risk species.

•	Versatile lumber with many applications across a range of industries that require performance characteristics such as lightweight and water and warping resistance.

•	Long history of being a highly prized lumber in Asia, though the North American market is undeveloped, creating an opening for a first mover sustainable lumber supplier.

•	Sustainably grown timber that appeals to green businesses and consumers.

Market Appeal

Empress lumber appeals to a broad range of markets due to its unique blend of characteristics:

1. Light weight

Empress (Paulownia) wood is almost as light as balsa. At a dry density of around 260 kg/m3, Empress is lighter than most common timbers. Density comparisons are western red cedar (340), pine (500) and teak (750). Light weight reduces transportation costs. Ideal for furniture, blades for wind turbines and aircraft where weight matters.

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2. High strength-to-weight ratio

Empress has a very high strength to weight ratio, useful in construction of materials where a lightweight yet strong wood is needed, such as board sports, boating, musical instruments, furniture, wind turbine blades, mobile homes, and aircraft.

3. Dimensional stability

Highly stable, the wood does not shrink, expand, or warp with changes in humidity compared to most other woods. The shrinkage co-efficient of Empress lumber is very low compared to most timbers being 0.094 radially, 0.268 tangentially and 0.362 in volume, giving the dried timber a high level of dimensional stability.

Excellent for furniture, doors and windows that require close tolerances that are stable despite changes in temperature and moisture.

4. Water resistant and buoyant

Empress is extremely buoyant and does not absorb water. It can be used for outdoor furniture, decking, surfboards, and boats.

5. Resistance to decay

Empress is highly resistant to insect attack and rot. Research indicates the timber to be unattractive to termites.

6. Hardness

The Janka hardness rating for Empress is low at 1.3 kN. Western red cedar is rated at 1.5 and Meranti 2.6. This makes Empress easy to work and mold. An epoxy resin or PU varnish would be required to harden up the finished surface for uses such as flooring.

7. Finishing

Blond wood that stains readily to create multiple finishes. The sap of Empress is not gum or resinous based, which means that finishing products and solvents can be applied without risk of negative chemical interactions. This ability to take finishes makes for a flexible product with a chameleon-like ability to mimic other woods in terms of look and finish.

8. Thermal insulation

With one of the lowest thermal conductivities for wood at just 0.07 Kcal/m/hr/Cdeg, Empress lumber has excellent heat insulation capability. It is one of the best heat insulating timbers and is far superior to brick, concrete or steel.

9.  Fire resistance

With an auto ignition temperature of around 400ºC (most hardwoods around 220ºC) Empress is reported to have a flame spreading rate considerably below most building codes. This is extremely important for commercial applications such as bed frames and furniture.

10. Workability

A major feature of Empress lumber is its ease of working. All aspects of carpentry such as machining, nailing, screwing, gluing, sanding, sawing, and handling are very user friendly with no splinters, cracking or splitting and excellent take-up of glues and finishes.

11. Fine veneers

The softness, stability, and workability of the wood mean that it can be peeled to create paper thin veneers of less than 1mm thickness (compared to other woods which typically veneer to only 2 mm).

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12. Dries quickly

Empress air dries in 30 days; can be kiln dried in hours at high temperatures with minimal shrinkage. Reduces costs of drying and storage at a mill.

Veneers

The   characteristics   of   Empress   make   it   well-positioned to  excel  within  the  veneer  market  as  it  can be peeled at a thickness of less than 1mm when most  veneers  are  peeled  at  2mm  or  above.

The  global  veneer  market  was  estimated  to  be  valued at $46B in 2023 and it is forecast to grow to over $64B by 2033 (Brainy Insights, 2023).

This  growth  will  primarily  be  driven  by  residential  and  commercial  building construction, urbanization, and an increase in woodworking projects. Veneers are also seen as a more sustainable option than full wood construction and are able to be combined with other eco-friendly building  material  which  should  lead  to  increased  demand in the coming years.

The North American market constituted about 6.8% of the global market in 2020 equating to $2.2B.

This  is  estimated  to  grow  to  $2.7B  by  2030  for a CAGR  of  4.3%.

The  North  American  market  is  anticipated  to grow 1.2 times between 2020 and 2030 equating to  incremental  dollar  opportunity  of  $524M  and, according  to  the  FMI  Global  Veneer  Sheets  2020  report,  the  U.S.  is  considered  a  high opportunity country.

Marine Applications

Empress lumber’s high strength to weight ratio and low density make it ideal for buoyancy sensitive marine applications as in boat construction.

The global leisure boat market, which includes sailboats, jet boats, watercraft, etc. was valued at USD 42.30 billion in 2022 and is expected to grow at a compound annual growth rate (CAGR) of 5.3% from 2023 to 2030 (Grand View Research, 2024). The North American market constitutes 45% of the global market equating to $19B in 2023 (Fortune Business Insights, 2023).

Cabinetry

The Cabinet Market size is estimated at USD 131.29 billion in 2024, and is expected to reach USD 165.67 billion by 2029, growing at a CAGR of 4.76% during the forecast period (2024-2029) (Mordor Intelligence, 2024).

Demand for kitchen cabinets in the US is forecast to rise 2.9% annually to $20.9 billion in 2026. (Research and Markets, 2024).

The cabinetry market is closely linked to residential construction and spending on single and multi-family homes. Therefore, the short-term anticipated growth in residential home construction and home-improvement projects due to an increase in the number of people working from home, should positively influence the cabinetry market.

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Furniture

The Home Furniture Market size is estimated at USD 641.80 billion in 2024, and is expected to reach USD 830.49 billion by 2029, growing at a CAGR of 5.29% during the forecast period (2024-2029) (Mordor Intelligence, 2024).

The North American Market is the largest market with $10.1B sales in January 2021(Fortune Business Insights, 2024).

As a subset of that market, the global outdoor furniture market was valued at around $18B in 2019 and at the time was expected to grow at a CAGR of 4.8% between 2020 and 2026. Wood makes up the majority of the outdoor furniture market and the residential segment is also dominant. As of 2018, the outdoor furniture market size in North America was worth roughly $5.8B.

Board Sports

Empress lumber’s high strength to weight ratio makes it ideal for the board sports product market which includes skis, surfboards, snowboards and more. Empress lumber is presently being sold for $18/bf for use as a surfboard core.

The global market for Board Sports estimated at US $20.4 Billion in the year 2022, is projected to reach a revised size of US $35 Billion by 2030, growing at a CAGR of 6.9% over the analysis period 2022-2030 (Research and Markets, 2023). The Board Sports market in the U.S. is estimated at US $10 Billion in the year 2022 (Research and Markets, 2023).

Musical Instruments

The global musical instrument market is expected to grow at a compound annual growth rate of 7.4% from 2023 to 2030 to reach US $25.13 billion by 2030 (Grand View Research). The US market dominated the North America Musical Instruments Market, by Country in 2022, and would continue to be a dominant market till 2030; thereby, achieving a market value of $3B by 2030 (KBV Research, 2024).

Works Cited (Curtis, figure out how best to link to these):

Fortune Business Insights, 2023, Boats Market Size, Share & COVID-19 Impact Analysis, By Type (Inboard and Outboard), By Size (Below 20 Ft, 20 – 50 Ft, and More than 50 Ft), By End-User (Commercial and Recreational), By Propulsion (Electric, Conventional, and Others), By Hull (Wood, GRP, Aluminum, Steel, and Others), By Application (Fishing, Water Sports, Sailing, Tourism, Surveys, and Others), and Regional Forecasts, 2022-2029.

“Home Furniture Market - Size, Share & Industry Analysis.” Home Furniture Market - Size, Share & Industry Analysis, www.mordorintelligence.com/industry-reports/global-home-furniture-market. Accessed 15 Mar. 2024.

KBV Research, 2024, North America Musical Instruments Market Size, Share & Industry Trends Analysis Report By Type (Stringed, Keyboard, Brass & Woodwind, and Percussion), By Distribution Channel, By Country and Growth Forecast, 2023 - 2030.

Leisure Boat Market Size, Share & Trends Analysis Report By Type (New Leisure Boat, Used Leisure Boat), By Product (Motorized, Non-Motorized), By Region, And Segment Forecasts, 2023 - 2030.

Research and Markets, 2024, Board Sports - Global Strategic Business Report.

“Veneer Sheets Market Size Worth $64.26 Billion by 2033; Government’s Initiatives towards Renovating Historical Places to Propel Growth.” GlobeNewswire News Room, Brainy Insights Pvt. Ltd., 27 Feb. 2024, www.globenewswire.com/news-release/2024/02/27/2836335/0/en/Veneer-Sheets-Market-Size-Worth-64-26-Billion-by-2033-Government-s-Initiatives-Towards-Renovating-Historical-Places-to-Propel Growth.html#:~:text=Increasing%20growth%20in%20the%20construction,growth%20in%20the%20period%20forecasted.&text=Newark%2C%20Feb.,USD%2064.26%20Billion%20by%202033

Market Traction

The Manager has harvested 4 tree farms from independent growers in order to create an inventory from which to develop the market. The focus to date has been on boutique sales, requiring small volumes as the Company does not have enough supply to service larger orders.

Given this is a relatively new material in the North American market, the sales cycle is long. Potential customers require 12-36 months for testing before proceeding to orders. The Manager sends potential customers sample packs to facilitate the testing process.

To date, 13 customers have made orders and many of these are making repeat orders. 21 companies are completing testing and are negotiating on pricing/supply and a further 39 companies have been sent sample packs for testing.

Current customers include brand name guitar manufacturers, interior designers, furniture makers, boat builders and board surfboard manufacturers.

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RISK FACTORS

Any or all of these risks or other as yet unidentified risks may have a material adverse effect on the Company’s business and/or the return to the investors.

There is no assurance of any return on an investor’s investment.

There is no established market for the Series A Units and none is expected to develop. Therefore, it may be difficult or impossible for an investor to sell any of the units.

The price per unit was determined arbitrarily by the Company.

An investment in our units should be considered highly speculative due to the proposed nature of the Company’s business and the fact that the Company was only recently formed and has a limited history of business operations.

Risks Related to the Company’s Business

The Company has a limited operating history.

World Tree USA, LLC was formed on June 3, 2015. The Company has undertaken multiple rounds of financing and has directed the planting of Empress Splendor trees. None of those previous plantings have reached maturity for Harvest. As such, the Company’s business model remains unproven, the Company has little experience on which to draw, and the Company does not have a proven track record on which an investor may evaluate the Company’s business, performance or projections.

Investors will not be purchasing interests reflecting the entire operations of the Company.

Investors will be purchasing Units corresponding to the ES Trees. Specifically, Unit Holders will not share in the profits and losses of the Company generally, but only those profits and losses related to the specific Empress Splendor crop in which they have invested. In the event that the ES Trees are damaged or do not perform as expected, Investors may lose some or all of their investment notwithstanding the overall health and profitability of the Company as a whole or any other crop.

Potential income from Harvest of the ES Trees is dependent on multiple factors beyond the control of the Company.

Damage to standing ES Trees by fire or by insect or pest infestation, disease, prolonged drought, flooding, severe weather and other natural disasters may have a material adverse effect on the growth and survival of the ES Trees. Furthermore, weather conditions, timber growth cycles, access limitations, and availability of contract loggers and haulers may adversely affect the Company’s ability to Harvest the ES Trees. Other changes in global climate conditions could intensify the severity and rate of occurrence of any one or more of the multiple risks the Company currently faces or introduce other risks that the Company cannot predict. Although damage from such causes is usually localized, affecting only a limited percentage of trees, there can be no assurance that any damage affecting the Company’s crops will in fact be limited. As is common in the forest products industry, the Company does not maintain insurance coverage for damage to standing trees. Revenue from the ES Trees will be dependent to a significant extent on the pricing of the Company’s lumber products and Company’s ability to complete the Harvest. Therefore, if the Company were to be restricted from harvesting on a significant portion of ES Trees locations for a prolonged period of time, or if material damage to a significant portion of the ES Trees were to occur, Unit Holders may lose some or all of their investment.

Harvest activities are also subject to a number of federal, state and local regulations pertaining to the protection of fish, wildlife, water and other resources. Regulations, government agency policy and guidelines, and litigation, can restrict Harvest activities and increase costs. Examples include federal and state laws protecting threatened, endangered and “at-risk” species, harvesting and forestry road building activities that may be restricted under the U.S. Federal Clean Water Act, state forestry practices laws, laws protecting aboriginal rights, and other similar regulations.

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There is currently no market for Empress Splendor lumber in North America and no guarantee that one will develop.

The market for Empress Splendor lumber in North America is unestablished. While other markets, such as the market in Asia, do exist, the Company’s business plan relies on the development and expansion of the Empress Splendor lumber market in North America. If the Company is unable to develop the market, or if the market does not expand on its own, the Company may not be able to sell the ES Lumber at a profit, or at all, which would have an adverse effect on Unit value and return on an Investor’s investment and may result in Unit Holders losing some or all of their investment.

The Company relies on the efforts of third-party Farmers to plant and care for ES Trees.

The Manager engages third-party Farmers from diverse locations to plant, grow and maintain the ES Trees paid for from proceeds of this Offering. Each Farmer’s engagement is documented in a Crop Contracting Agreement between the Manager and such Farmer. Farmers must properly water, prune and care for the ES Trees throughout their growth cycle, and failure to do so could result in some or all of the ES Trees either dying or reducing the amount of ES Lumber harvested. A failure of Farmers to properly care for the ES Trees may have a material adverse effect on the value of the Units as well as profits to the Unit Holder upon Harvest.

The Company may not deploy all Startlings acquired with the proceeds of this Offering.

The Company utilizes third-party Farmers to plant and care for the ES Trees. In the event that the Manager is unable to contract with Farmers with a sufficient amount of acreage, the Company may not be able to plant every ES Startling acquired with the Offering proceeds. The inability to plant all ES Trees acquired with the Offering proceeds would have a material adverse effect on the value of the Units and on overall return on investment in the Units.

The Company does not conduct active, on-site monitoring of Farmers.

While the Manager does engage in certain monitoring activities, including annual visits to Farms and collaboration with Farmers throughout the growth cycle of the ES Trees, it does not maintain continuous, on-site monitoring.  ES Trees are subject to damage from insects, disease, wildlife and risks both known and unknown, and the Manager may not become aware of an imminent threat to a crop of ES Trees in a timely manner to initiate corrective measures or instruct the Farmer accordingly. Any delay in taking corrective actions to safeguard the ES Trees may have a material adverse effect on the Company.

The Company may not be able to enforce its rights in the event of Farmer default.

If a Farmer defaults under the terms of a Crop Contracting Agreement, the Manager has the right to access the ES Trees grown by such Farmer for ongoing care and Harvest. However, there may be legal or logistical difficulties that prevent the Manager from accessing such ES Trees. In the event the Manager loses access to a stand of ES Trees, the Company may lose the opportunity to derive any profits from such ES Trees, which in turn may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

Investors will be relying on the Manager to manage the ES Trees and achieve financial results.

The success of the ES Trees and ultimate return on investment in the Units, to a large extent, depend on the good faith, experience, ability and judgment of the Manager and its consultants and advisors. The Company’s management team has limited experience relevant to managing an agroforestry company. Furthermore, in the event of the loss of one or more members of the management team, Investors will have to rely on the discretion and ability of the remaining members in choosing, contracting with, monitoring and supervising Farmers, and creating a market for Empress Splendor lumber. If the Manager fails to make appropriate decisions with respect to Company operations or loses the services of one or more key members of its management team, the Company’s ability to operate may be negatively affected, and the ES Trees may suffer.

Investors will be relying on the Manager to effectively manage and allocate funds.

The Company has provided significant funds to the Manager, including loans and advanced management fees, intended to cover providing trees to Farmers, farm management services and other operational needs.  As of the reporting date, a substantial portion of these funds has been utilized by the Manager to cover operational expenses. Failure of the Manager to allocate and utilize funds effectively for essential activities including planting and ongoing care of ES Trees may lead to delays or defaults in it fulfilling its obligations to the Company. Such outcomes could adversely impact the Company’s financial performance, its relationships with investors and farmers, and the overall success of the Eco-Tree program.

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The Company’s auditor has raised questions about its ability to continue as a going concern.

The Company has incurred losses since inception, does not have any revenue generating operations, and requires additional capital to fund operations. The Company’s ability to continue as a going concern is dependent upon its ability to obtain capital financing from Investors in this and other offerings sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. In the event the Company cannot raise sufficient funds to support its ongoing obligations, the Company may cease operations, and Investors may lose some or all of their investment in the Units.

The Company has limited assets.

The Company has only nominal capitalization and a significant portion of the Company’s assets represent prepayments made to the Manager. As a result, recourse against the Company for any reason may be limited. In the event the Company is subject to litigation, judgments or fines that it cannot fund, the Company may need to cease operations, and Investors may lose some or all of their investment in the Units.

The Company does not independently verify information obtained from third-party sources.

The Company, together with the Manager, the Farmers, and other related entities, may rely upon certain data and information obtained from various third-party sources including industry information from government publications and publicly available third-party publications (collectively the “Data”). The Company has not independently verified much of the Data, nor has the Company commissioned any third party to collect or verify Data linked to or cited in this report. Data may be collected using third-party methodologies, which may differ from methodologies the Company would have used. Additionally, many third-party sources indicate that the information contained in their reports is believed to be reliable, but do not guarantee the accuracy and completeness of any such information. To the extent World Tree relies on any such data and information, and such data and information proves false, the value of the Units and overall return on investment in the Units may suffer.

Risks Related to Doing Business in Foreign Jurisdictions

The Company may not be able to enforce its rights in all jurisdictions in which it operates.

The Company has substantial foreign operations and is subject to multiple risks associated with planting crops in foreign countries. The company may not be able to enforce any of its rights, contractual or otherwise, in certain foreign jurisdictions, and the Company’s management team lacks significant experience dealing with any such risks. These risks include but are not limited to:

•	Political, social, and economic instability of each foreign jurisdiction in which the Company operates
•	Fluctuations in currency exchange rates
•	Compliance challenges due to different laws and regulatory environments
•	Different legal status for property rights
•	Logistical problems resulting from physical distance between the Manager and the ES Trees
•	Cultural differences creating difficulties reaching agreements
•	Difficulty obtaining and enforcing judgments in a foreign jurisdiction
•	Subjection of the Company to litigation in foreign jurisdictions

Foreign operations may be conducted through affiliates.

Compliance with local laws and regulations outside of the United States and Canada may require the Company to operate through foreign affiliates, formed and existing under the laws of a foreign jurisdiction. In these cases, the ES Trees may need to be owned by such affiliates rather than the Company, which may negatively impact the flow of proceeds back to Unit Holders. Furthermore, the Manager may not be able to structure and manage such foreign affiliates to provide Unit Holders the same return as if the ES Trees were owned by the Company. The inability of the Manager to properly structure and manage its foreign affiliates may have a material adverse effect on the value of the Units and on the overall return on investment in the Units.

Risks Related to Catastrophic Events

Catastrophic events may adversely affect the Company’s business and the ES Trees.

The Company is subject to the risk of various catastrophic events, including but not limited to the occurrence of severe regional or local weather events or trends, flooding, major earthquakes, tornadoes, volcanic eruptions, fires, significant geopolitical conditions or developments such as significant international trade disputes, terrorist attacks, armed conflict, domestic political unrest and regional health epidemics or global health pandemics. Any one or more of these events or conditions, or other catastrophic events or developments, could adversely affect the ES Trees, the Company’s ability to operate its businesses, and market demand for Empress Splendor lumber, and may result in Unit Holders losing some or all of their investment in the Units.

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The effects on World Tree of the continuing economic disruption and uncertainty due to the COVID-19 pandemic are uncertain.

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response, federal, state and local governments in the United States, as well as governments throughout the world, declared states of emergency and ordered preventative measures to contain and mitigate the spread of the virus. These measures, which have included stay home and similar mandates for individuals and closure or significant curtailment of many businesses, have caused significant economic disruption and uncertainty as well as disruption and volatility in global capital markets.

The Company operations were impacted by the COVID-19 pandemic. Travel restrictions prevented the Company from traveling to the farms and nurseries during 2020 and a portion of 2021. This, in turn, prevented the Company from being able to provide adequate training and oversight of the planting and maintenance of the trees under contract. To a large extent COVID-19 has not affected Company operations in the last 12 months.

However, the COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, in various geographical areas throughout the world. The extent to which COVID-19 or other similar outbreaks may affect World Tree’s business, results of operations, cash flows and financial condition, as well as World Tree’s ability to plant, grow and harvest ES Trees and capital allocation priorities, including the timing and amount of disbursements to Unit Holders, are therefore highly uncertain and will depend on future developments, which cannot be predicted with confidence. Such developments include, but are not limited to: the future rate of occurrence or further mutation of COVID-19 or the outbreak of another virulent disease; continuation of or changes in governmental responses to disease outbreak, including without limitation the impact of any future vaccine mandates and testing requirements and employee and company contractor responses to such mandates and requirements; the duration of disease outbreak and consequential restrictions and business disruptions; the effectiveness of responsive government actions to contain and manage the disease; and the timing and effectiveness of treatment and testing options, including the ongoing efficacy and availability of vaccines.

To the extent the COVID-19 pandemic may adversely affect the Company’s business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, or other risks of which the Company may not be currently aware.

Risks Related to the Company’s Units

There is no market for the Company’s Units.

There is no secondary market for the Units, and Investors may have to hold their Units indefinitely. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Units as collateral for an indefinite period of time. An investment should only be considered by those investors who are able to make a long-term investment and bear the economic risk of a complete loss of their investment.

The Units have no voting rights except as required under Nevada law.

The rights granted to Unit Holders are determined by the Operating Agreement and Unit Designation. Unit Holders do not have the right to vote on any matters affecting the business of the Company and have no right to take part in the control or management of the Company. Exclusive authority and responsibility for controlling and managing the Company rests with the Manager, and Unit Holders have little or no ability to direct the actions of the Manager, or to remove the Manager except for cause.

The Units feature limited economic rights to a specific crop of trees.

Unit Holders only have rights to share in the profits, losses and distributions, if any, from a specific crop of trees. There are many factors that could negatively impact the crop of ES Trees, and there is no guarantee that any of the trees in the ES Trees will survive to maturity, or, if surviving to maturity, will produce marketable lumber. In the event the ES Trees does not reach maturity or fails to produce marketable lumber, Unit Holders may lose some or all of their investment in the Units.

Investors may not be entitled to a jury trial with respect to claims arising under Offering Documents.

The Company’s Offering Documents provide that parties to all legal proceedings (except for legal proceedings brought under the U.S. federal securities laws) arising out of such Offering Documents waive their right to a trial by jury. Unit Holders bringing claims against the Company in connection with the Offering may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a Unit Holder asserts a claim against the Company, such claim may be heard only by a judge or justice of the applicable trial court, and the resulting trial may be conducted according to different civil procedures and may result in different outcomes than a trial by jury, including results that could be less favorable to the Unit Holder.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This section of the report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words such as: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. Actual results could differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth in this Annual Report on Form 1-K.

All written and oral forward-looking statements made in connection with this Annual Report on Form 1-K that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements, which apply only as of the date of this Annual Report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

The following discussion relates to World Tree USA, LLC’s financial condition and results of operations and includes audited financial data through December 31, 2023 and should be read in conjunction with our financial statements and the related notes included in this Annual Report on Form 1-K. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Executive Overview and Outlook

World Tree USA, LLC was organized as a Nevada limited liability company in June 2015. World Tree implements regenerative agroforestry projects; simultaneously reversing climate change and making significant economic impacts for small farmers and investors. We focus on protecting old growth forests and infusing capital, resiliency, and a long-term future to small farmers across North and Central America. To this end, the Company is focused on promoting, planting, and harvesting the Empress Splendor tree through its Eco-Tree Program.

World Tree is built around a dynamic team of accomplished professionals and industry experts able to implement and execute leading edge planting programs at a rapid pace. We utilize the Empress Splendor (Paulownia) tree, the fastest growing tree in the world that consumes massive amounts of carbon, contributes significantly to soil health and resiliency, and pairs perfectly with multiple intercropping and silvopasture regimes.

The Company follows a closely defined business strategy to develop and increase global geographic diversification to reduce the Company’s exposure to business and other risks.

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2024 Eco-Tree Program

To date, the Company has raised a total of $581,504 in its 2024 Eco-Tree Program in exchange for the issuance of: 527,482 Series A ETP 2024 Units.

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2024	Units Issued	527,482	-	-	-	-	527,482
	Capital Raised	$581,504	$-	$-	$-	$-	$581,504

2023 Eco-Tree Program

The Company raised a total of $986,615 in its 2023 Eco-Tree Program. In fiscal year 2023, the Company raised $828,616 in gross proceeds in exchange for the issuance of: 181,148 Series A Eco-Tree 2023 Units; 158,532 Series A Eco-Tree 2023 ACT Units; and, 175,967 Series A Eco-Tree 2023 CAN Units. The remaining $157,999 in gross proceeds was raised in 2024 in exchange for the issuance of: 87,526 Series A Eco-Tree 2023 Units; and 2,000 Series A Eco-Tree 2023 CAN Units. The following table sets forth the details of the capital raised by the Company for the 2023 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2023	Units Issued	181,148	175,967	158,532			515,647
	Capital Raised	$282,100	$264,250	$282,266			$828,616

2024	Units Issued	87,526	2,000	-	-	-	89,526
	Capital Raised	$154,499	$3,500	$-	$-	$-	$157,999

2022 Eco-Tree Program

The Company raised a total of $2,730,142 in its 2022 Eco-Tree Program. In fiscal year 2022, the Company raised $1,935,135 in gross proceeds in exchange for the issuance of: 636,602 Series A Eco-Tree 2022 Units; 161,701 Series A Eco-Tree 2021 ACT Units; 104,220 Series A SE 2022 Units; 69,353 Series A Eco-Tree 2022 CAN Units; and 115,825 Series A ETP 2022 Units. The remaining $795,007 in gross proceeds was raised in 2023 in exchange for the issuance of: 315,899 Series A Eco-Tree 2022 Units; 26,018 Series A SE 2022 Units; 2,000 Series A Eco-Tree 2022 CAN Units; and 161,164 Series A ETP 2022 Units. The following table sets forth the details of the capital raised by the Company for the 2022 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2022	Units Issued	752,427	69,353	265,921			1,087,701
	Capital Raised	$1,239,326	$131,770	$522,641			$1,893,737

2023	Units Issued	477,064	2,000	26,018	-	-	505,082
	Capital Raised	$781,053	$2,000	$55,352	$-	$-	$838,405

2021 Eco-Tree Program

The Company raised a total of $5,802,539 in its 2021 Eco-Tree Program. In fiscal year 2021, the Company raised $5,282,390 in gross proceeds in exchange for the issuance of: 2,712,560 Series A Eco-Tree 2021 Units; 638,434 Series A Eco-Tree 2021 ACT Units; and 32,940 Series A Eco-Tree 2021 CAN Units. The remaining $520,149 in gross proceeds was raised in January and February 2022 in exchange for the issuance of: 251,705 Series A Eco-Tree 2021 Units; and 29,500 Series A Eco-Tree 2021 CAN Units. The following table sets forth the details of the capital raised by the Company for the 2021 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2021	Units Issued	2,692,560	32,940	638,434	-	20,000	3,383,934
	Capital Raised	$4,162,498	53,198	$1,026,694	$-	$40,000	$5,282,390
2022	Units Issued	251,705	29,500	-	-	-	281,205
	Capital Raised	$469,399	$50,750	-	$-	$-	$520,149

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2020 Eco-Tree Program

The Company raised a total of $5,964,830 in exchange for the issuance of 4,398,472 Series A 2020 Eco-Tree Units, with $4,406,000 being raised in exchange for the issuance of 3,112,085 Series A 2020 Eco-Tree Units in fiscal year 2020 and $1,558,830 being raised in exchange for the issuance of 1,286,387 Series A 2020 Eco-Tree Units in fiscal year 2019. The following table sets forth the details of the capital raised by the Company for the 2020 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2020	Units Issued	26,000	14,000	-	3,072,085	-	3,112,085
	Capital Raised	$32,500	$17,500	-	$4,356,000	-	$4,406,000
2019	Units Issued	966,597	-	-	292,340	27,450	1,286,387
	Capital Raised	$1,208,247	-	-	$320,020	$30,563	$1,558,830

2018 Eco-Tree Program (formerly called Carbon Offset Program)

The Company raised a total of $1,166,596 in exchange for the issuance of 1,187,152 Series A 2018 COP Units, with $946,412 being raised in exchange for the issuance of 946,856 Series A 2018 COP Units in fiscal year 2019 and $220,184 being raised in exchange for the issuance of 240,296 Series A 2018 COP Units in fiscal year 2018. The following table sets forth the details of the capital raised by the Company for the 2018 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2019	Units Issued	80,000	-	838,888	-	27,968	946,856
	Capital Raised	$80,000	-	$838,444	-	$27,968	$946,412
2018	Units Issued	55,556	-	169,740	-	15,000	240,296
	Capital Raised	$50,000	-	$155,184	-	$15,000	$220,184

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Results of Operations

To date, the Company has not had any revenues. The Company expects to harvest its first plantation inside of the Eco-Tree Program in 2026.

The following table shows the results of operations for the year ended 2023 compared to the year ended 2022.

	2023	2022
Revenue:	$-	$-

Operating Expenses:
Professional fees	$91,772	$77,113
Management fees and operating costs – related party	$985,181	$3,463,308
Tree Losses	$297,448	$190,868
Other expenses	$1,170	$972
Total Operating Expenses	$1,375,571	$3,732,261
Net loss	$(1,374,380)	$(3,732,261)

Operating Expenses

Operating expenses were $1,375,571 for the year ended December 31, 2023 compared to $3,732,261 for the year ended December 31, 2022. The decrease in operating expenses of $2,356,690 is primarily attributed to a decrease in the number of trees planted and other general and administrative fees. The decrease in operating expense is due to the up-front costs of tree propagation, planting and support for the acres of trees planted.

Liquidity and Capital Resources

The following table summarizes total current assets, liabilities and working capital at December 31, 2023, compared to December 31, 2022:

	December 31, 2023	December 31, 2022	Increase (Decrease)
Current Assets	$264,682	$20,450	$244,232
Current Liabilities	$199	$500	$(301)
Working Capital	$264,483	$19,950	$244,533

At December 31, 2023, we had a working capital surplus of $264,483 as compared to working capital of $19,950 at December 31, 2022, an increase of $244,533. The increase in working capital is primarily attributable to more cash and equivalents reported at year end due to higher operating expenses in 2022.

Summary Cash flows for the year ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Net cash used in operating activities	$(1,077,234)	$(1,531,022)
Net cash used in investing activities	$(240,040)	$(2,354,814)
Net cash provided by financing activities	$1,577,868	$3,115,946

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The Company expects to continue raising proceeds from issuance of future stock offerings to maintain sufficient capital on-hand to fund operations on an ongoing basis. In addition, the Company remains focused on working with institutional investors to raise additional funds.

Cash Flows from Operating Activities

Net cash used in operating activities was ($1,077,234) for the year ended December 31, 2023, compared to net cash used in operating activities of ($1,531,022) for the year ended December 31, 2022. Operating activities are heavily concentrated in the first few years and the expected return on these activities will be realized upon the sale of the lumber produced by the harvest.

Cash Flows from Investing Activities

Net cash used in investing activities was ($240,040) for the year ended December 31, 2023, compared to net cash used in investing activities of ($2,354,814) during the same period in fiscal year 2022. Net cash used in investing activities was primarily comprised of deposits and the purchase of biological assets.

Cash Flows from Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was $1,577,868 compared to net cash provided by financing activities of $3,115,946 during the same period in fiscal year 2022. The funds provided by financing activities in 2023 was primarily comprised of proceeds of sale of membership units less costs to sell.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that led to this disclosure by our independent auditors.

Critical Accounting Policies and Use of Estimates

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets contain the assumption that the fair value of biological assets can be measured reliably. This assumption can be rebutted at the early stage of an asset’s life and when fair value is not reliably determined. The trees have had little biological transformation since the initial costs were incurred and therefore cost approximates fair value. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

The trees are recognized as biological assets when they are received by the Company’s farmers. As of December 31, 2023 and 2022, 388,046 and 331,175 trees representing a cost of $1,261,468 and $1,277,346, respectively, were reported as biological assets.

As of December 31, 2023, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2020 Offering	2021 Offering	2022 Offering	2023 Offering
Units Issued	200,000	1,187,152	4,398,472	3,665,139	1,592,782	515,647
Noncash units	-	42,968	27,450	-	-	-
Units issued for which trees will be planted	200,000	1,187,152	4,398,472	3,665,139	1,592,782	515,647
Total Trees to be Purchased	14,000	83,101	307,893	257,033	111,495	36,095
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	65,293	241,916	201,583	87,603	28,360
Total Trees for future replacement (30 trees per 2,000 units)	3,000	17,807	65,977	55,450	23,892	7,735
Total Trees Planted	10,866	65,618	287,980	184,904	31,877	-
Total Trees still to be Planted	134	-	-	16,679	55,726	28,361

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, investors are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

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Impact of COVID-19

The Company’s operations were not materially impacted by the COVID-19 pandemic for the year ended December 31, 2023.

Plan of Operations

Over the next 12 months, the Company intends to raise funds via offerings to accredited and non-accredited investors through the issuance of its Series A Units. We anticipate these sales will occur between the date of this report and December of 2024 and will correspond to the 2024 Series A units.

We have begun identifying farmers to plant trees funded by future offerings in the following target regions: United States, Costa Rica, Guatemala and Mexico. Additional marketing to identify famers will occur via social media, traditional media, print, online webinars, farmer referrals and other outreach activities.

Once interest from farmers is received, soil analysis, land check and (where appropriate) onsite visits on proposed planting sites must be conducted before entering into signed agreements with those farmers, followed by training on proper planting and cultivation of the ES Trees.

Following engagements with farmers, we will order tissue cultures and ES Startlings from regional nurseries (orders to be made quarterly on basis of incoming investments), for planting in targeted regions. Trees will be planted within 9 months of receipt of funds (to allow time for propagation, hardening at the nursery, land checks and farmer training). While the exact timing of tree planting will depend on the date capital is received, we anticipate tree planting will begin in May 2025 and all trees will be planted within 18 months of closing our offering.

Ongoing activities include planting-year farm audits to establish planting grids and baseline data; planting-year farm reports for corrections to individual farms; sending replacement trees at +12 months from last planting of trees and +24 months as appropriate (up to 25% of total planted); and annual farm audits/inspections to asset biomass, survival, performance and to take remediation action as necessary.

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Discussion of Prior Crop Performance

The Company currently has ES Trees planted on behalf of the Unit Holders for (i) Series A 2016; (ii) Series A 2018; (iii) Series A 2020; (iv) Series A 2021; (v) Series A 2022; and (vi) Series A 2023.  Audits of the trees were delayed during the pandemic but are now completed. The following information is based on audit information complete as of December 31, 2023.

Survival of the trees for the Series A 2016 planting is currently estimated at 15%. Issues were due to two factors: first, a delivery of the ES Startlings suffered considerable stress due to being too long in transit; and second, two of the farmers were unwilling to do the necessary land management and weed control. After inspecting both farms, the Manager recommended discontinuation of the program at these sites.

The table below shows approximate tree survival for prior Series, as reported to investors in the January 2024 Annual Tree Series Reports.

It is too early to measure survival for Series A 2022 and 2023 tree plantings.

Eco-Tree Class	Units issued	Capital Raised	#Trees	Survival	#Farms
2016	200,000	$130,000	10,866	15%	44
2018	1,187,152	$1,166,596	65,618	42%	48
2020	4,398,472	$5,964,830	242,965	70%	98
2021	3,665,139	$5,802,539	199,198	85%	87
2022	1,592,782	$2,730,142	87,603	N/A	18
2023	605,173	$986,615	33,285	N/A	N/A

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ITEM 3. DIRECTORS AND OFFICERS

We operate under the direction of our Manager, World Tree Technologies, Inc., which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our asset acquisition strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Unit holders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

NAME	POSITION	AGE	TERM OF OFFICE	APPROXIMATE HOURS PER WEEK FOR PART TIME EMPLOYEES
Douglas Willmore	CEO, Co-Chairman	62	Dec 2019
Catherine Key	President, CBDO & Director	55	Jan 2016
Nathan Donohoe	CFO	39	May 2024
Drake Swezey	COO	30	May 2023
Wendy Burton	Co-Chairman	60	June 2015
Allan English	Director		Jan 2021
Todd Fein	Director		Jan 2021
Filippo Bozotti	Director		Jan 2021
Chris Wedding	Director		Jan 2021
Mark Watson	Director		July 2022
Jeff Nuss	Director		July 2022

Wendy Burton

Wendy Burton, the Founder and Chairman of World Tree Technologies, Inc. has over 24 years of experience with the Empress Splendor tree. Wendy is a self-professed tree-hugging entrepreneur who cares deeply for our Planet Earth. She has been the motivating force behind the regeneration of our climate’s condition, and the protection of our old growth forests through the planting of Empress Splendor trees since she founded World Tree.

Wendy founded World Tree Technologies, Inc. in 2002, and during the first five years of operations, Ms. Burton traveled to Brazil, Paraguay, Australia, New Zealand and various locations in the U.S. in order to expand her knowledge in how to successfully grow and manage the Empress Splendor tree. Wendy has met and worked with many of the experts in the field, including agronomist Alex Jay, who is now an advisor to World Tree.

While visiting Brazil, she witnessed first-hand the destruction of the Amazon rainforest which reinforced her decision to move to a plantation-based timber in an effort to stop the destruction of the rainforest and old growth timber on a global scale.

Wendy’s expertise in this field includes hands-on experience, having manually planted over 6,000 trees in Arizona. She also had acquired a property in Georgia with a total of 841 acres of two-year-old Empress Splendor trees. She managed, grew, pruned, fertilized and cared for them developing many of World Tree’s best growing practices throughout the process.

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Having a strong background in the initial planning and planting of the trees’ growth cycle Wendy took it upon herself to further develop her education. Wendy then acquired a lease option purchase of 47 acres in Georgia of 10-year-old Empress Splendor trees where she gained the valuable experience of harvesting a full plantation, on-site milling, kiln-drying and sale of the lumber. Shortly thereafter, she landed her first contract with Fender guitars, who were amazed with the quality of the wood, and they began development on a line of telecaster and Stratocaster guitars.

Through Wendy’s unflappable efforts she became an integral figure throughout the industry and was affectionately deemed the name, “Treelady” from her clients and colleagues. The story of the Empress Splendor began to spread, and eventually caught attention of Morley Safer of ‘60 Minutes’10. His company, The American Environmental Review, did a short documentary on World Tree. Both Wendy and the Empress Splendor tree were also featured on Oprah (as an audience member) and Connie Selleca’s ‘Family and Home’. Many celebrities of note have since acquired trees for their own properties including Oprah, Maria Shriver, Dolly Parton, and Wayne Newton. In 2018, Wendy initiated the very first “Presidential Harvest”, having connected with President Jimmy Carter and reaching an agreement to harvest his Empress Splendor plantation in Plains, Georgia. She has since acquired World Tree’s first lumber warehouse and along with her support team has begun the marketing and sale of Empress Splendor lumber.

The Treelady has spent much of her professional career in marketing and sales producing outstanding results with proven leadership skills. Prior to the inception of World Tree, Wendy was the Vice President of Corporate Communications for National Scientific Inc.11 and was solely in charge of investor relations and press releases. Wendy’s dynamic vision and unassuming charisma were instrumental in the company’s unprecedented performance during her tenure. Prior to National Scientific, Wendy served at both Intercell Corporation and Halo Gaming Corp., each of which saw positive performance throughout her employment. She has been responsible for producing successful results working in the investor relations field, which has included IPOs, private placements and seed capital ventures.

Wendy is an advocate and dedicated spokeswoman for the change we all want to see in the world. She is Canadian born, but lived in Scottsdale, Arizona for 17 years when she first started World Tree. She is the proud mother of two grown children, Curtis and Nicholas (both of whom currently work for World Tree) and Grandmother (“Nani”) to two wonderful boys who are excited to grow up planting trees in order to save the world - just like the Treelady.

Douglas Willmore – Chief Executive Officer, Co-Chairman

Douglas (Doug) Willmore has had an accomplished and diverse career in both the public and private sectors. He recently completed almost five very successful years as the City Manager of the City of Rancho Palos Verdes, CA. Prior to Rancho Palos Verdes, Doug was chosen to lead the turnaround at the City of Bell, CA after the disastrous City Council and administrative scandal that left the city on the verge of bankruptcy. After almost three years at the helm, the City of Bell had fully recovered financially – going from a $200K general fund balance to a $22.5M fund balance with city debt being cut in half – upon Doug’s leaving.

Prior to that, Doug was the Chief Administrative Officer of Salt Lake County, UT for a little over six years. He managed more than 4,000 employees and an annual budget of more than $800M. He presented more than $585M in bond offers to Wall Street rating agencies in his time at Salt Lake County. He also led the County during the financial downturn of 2008. Doug increased innovation, efficiency, and collaboration to be able to reduce the annual budget by more than $75M while also increasing service levels and accelerating construction of more than nine new large public buildings to support the local construction community during the financial downturn.

In the private sector, as the Chief Executive Officer and one of three major shareholders, Doug led the growth and turnaround of a research pathology laboratory from 21 employees and $1.2M in revenue upon joining the company in 1988 to 120 employees and $22.2M in revenue upon the company’s sale in December of 2002. He managed the successful sale of Reference Pathology Services in December 2002 to Ameripath, Inc. for $33.5M. He also worked for USAID in Central America for three years earlier in his career and was a sought-after consultant in breakthrough performance to Fortune 100 companies. He has a BS in Public Administration from George Mason University and a master’s degree in Public Administration from the University of Utah.

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Dr. Catherine Key – President and Chief Business Development Officer

Dr. Catherine Key (Cathy) has been working with the Empress Splendor tree (Paulownia) since 2015. She oversees the Company’s operations in five countries, including the tissue labs, nurseries and farmers.

She has been instrumental in the roll out of cutting-edge audit processes, supply chain diversification and management of biological assets. Cathy also has been directly involved with six agroforestry investment offerings for World Tree.

Cathy has presented World Tree to Canadian and U.S. audiences on the stage of conferences including the Social Finance Forum and Sustainatopia, as well as investment groups in cities throughout North America.

With a PhD in Anthropology, specializing in the economics of cooperation, Cathy brings a diverse skill set to the organization.

Prior to World Tree, from 2001 to 2015, she successfully launched and managed a software company, working with organizations that include Telus, McGill University, Johnson and Johnson, University of Illinois and the University of British Columbia.

Dr. Key started her professional life as a lecturer in Anthropology at University College London (UCL). Her research was regularly published, and she was one of the first scientists to visit South Africa at the end of Apartheid in 1992. During her ten years at UCL, she created and pioneered the use of online educational software. This resulted in her being head-hunted by a Canadian company to help them oversee the roll-out of their multi-million-dollar operation.

Dr. Key moved to Canada in 2001 and ended up starting her own, award-winning software business selling an e-commerce platform called “Conference Company”. Starting from almost nothing, this grew into a successful company, with a global customer base. Dr. Key was highly involved with every level of operations including sales, marketing, customer support, budgeting and relationship building.

In 2013, Dr. Key sold her software business to become advisor to companies committed to making a significant environmental, community and financial impact. Under her guidance and leadership, the Company created the Eco-Tree Program.

Dr. Key has a declared commitment to making a real difference for people and the planet. For seven years, she led programs for one of the largest organizations in the personal and professional development industry, Landmark Worldwide.

Nathan Donohoe - Chief Financial Officer

Nathan has spent his career supporting startups in media, entertainment, manufacturing and design by building robust yet agile systems that scale.  He holds a BBA with a focus in Accounting and a MS in Marketing from Texas A&M.

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Additional Directors

In January 2021, the Board of Directors was expanded to include a diverse group of professionals to consult and confer with the current Board regarding governance, future strategic plans for expansion and growth of the Eco-Tree model and additional institutional projects.

Allan English, former Founder and CEO of Silver Chef

Allan was the Founder and non-executive Chairman of Silver Chef Limited, which was listed on the Australian stock exchange and a proud B-Corp accredited company.

Founded in 1986 Silver Chef’s core business was equipment funding for small to medium sized businesses across a range of sectors operating in Australia, New Zealand and Canada and employing over 450 staff.

In 2010 Allan created the English Family Foundation, with a donation of just over 50% of the family shares to ensure the largest shareholder of the public company was a non-profit, purpose driven to deliver positive social outcomes from the dividends received.

In 2011 a big audacious goal was set to fund 1.5 million people out of poverty by 2020 through Microfinance programs with our implementing partner Opportunity International. With the profitable growth of the business, significant staff efforts along with 8,000 customers who committed regular funding, the company met its goal in June 2019.

The Foundation is passionate about driving transformational change in our world, through supportive partnerships with social changemakers and the organizations behind them.

Allan was a recipient of the Ernst and Young, 2006 Queensland Entrepreneur of the Year award.

In 2012, he was awarded Philanthropist of the Year by Queensland Community Foundation and in 2014 he received the Australian Philanthropy Leader of the Year Award from Philanthropy Australia.

Silver Chef was a regular member of the Top 50 great places to work in Australia.

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In 2017, Allan was included in the Australian Financial Reviews list of 21 True Leaders who are changing Australia for the better.

Past board roles include The School of Social Entrepreneurs and Chairman of The Funding Network which was a startup nonprofit that has now raised $15 million for social causes. Allan currently sits on the Australian Centre for Philanthropy and Nonprofit Studies Advisory Board as part of the Queensland University of Technology stable and a board director of an Impact investment Fund called ImpaQt Queensland.

In January 2020, Allan was named a Member of the Order of Australia (Australia’s version of being knighted). Allan and his wife live in Brisbane and have been married for more than 40 years. They enjoy travelling and visiting their three grown children – two of whom live on different continents.

Chris Wedding, Executive in Residence at Duke & Managing Director of IronOak Energy Capital

Dr. Chris Wedding is a former private equity investor, professor, startup founder, investment banker, and executive coach, with over $1 billion of investment experience and 40,000 professional students taught. His focus is climate tech, renewable energy infrastructure, impact/ESG investing, corporate sustainability strategy, and green real estate.

Chris is the Founder of Entrepreneurs for Impact, an executive coaching mastermind program for climate CEOs; the Managing Director of IronOak Energy Capital, an investment banking and advisory firm focused on energy and environmental solutions; an Executive in Residence at the Fuqua School of Business, an Associate Professor with the Nicholas School of the Environment, and a Gosnell Visiting Professor at the Department of Economics at Duke University; a Professor of the Practice with the University of North Carolina at Chapel Hill (UNC) Kenan-Flagler Business School; one of the earliest LEED Accredited Professionals with the U.S. Green Building Council; a certified Mastermind Professional; and former Director and Senior Advisor at Cherokee Investment Partners, a private equity firm that raised over $2 billion in private equity funds and, separately, founded or invested in over 150 startups and venture funds.

Chris brings a global perspective, with experience in 20+ countries, and language abilities in Spanish, Japanese, and Creole. He is a frequent speaker at energy and finance conferences. Chris also writes about climate finance, conscious leadership, personal productivity, and social justice via his newsletter ZERO and his monthly CLIMATE CHANGE INVESTMENT BRIEF.

Chris received a BS summa cum laude in Environmental Science from Western Kentucky University, where he was a national Goldwater Scholar in Math and Science. At UNC, he earned an MS and PhD focused on business and strategy in real estate and energy.

Chris lives with his wife and three children in Chapel Hill, North Carolina.

39

Filippo Bozotti, Co-Founder of Tribewanted Ltd.

Born in Milan, Italy, with a degree from Boston University, Filippo Bozotti is the co-founder of Tribewanted Ltd (tribewanted.com), developing sustainable communities for eco-tourism in Fiji (2007-2012), and Sierra Leone (2010-2015). Both projects were handed back to the local community after five years, and Filippo founded Tribewanted Monestevole in Umbria, Italy (2013-present), retrofitting a 15th century borgo into a sustainable hamlet and farm. Monestevole welcomes dozens of school groups and retreats every year, offering a fully immersive sustainable experience.

Prior to Tribewanted, Filippo worked as a documentary film producer in New York and was a founding partner of Shine On Sierra Leone, a non-profit operating in healthcare, education and microfinance in Sierra Leone. In Italy, Filippo is a partner in Italia che Cambia (Italiachecambia.org), a newspaper that focuses on positive news, which counts over 200,000 unique readers a month. As a youth, Filippo lived in France and Switzerland before moving to Boston; he is fluent in Italian, English and French. His passions are sustainable living and social activism; his hobbies are horse riding, permaculture and traveling to off-the-beaten-path locations. He lives in Monestevole, Umbria, Italy with his wife and daughter.

Todd Fein, CEO of Green Diamond

Todd Fein is a creative, driven, future-facing executive, with a passion for creating a sustainable world and 25 years of experience in management and technology consulting and business building. In addition to serving as CEO of Green Diamond, Todd serves as Director on the Board of the World Future Society, speaks around the world, and has been written about by Forbes. He holds Global Reporting Initiative, Carbon Disclosure Project, and other specialized credentials and affiliations.

Todd founded Green Diamond to help large corporations and government agencies achieve maximum, sustainable performance. He has led pioneering work for giants ranging from ExxonMobil and the Security and Exchange Commission’s Public Company Accounting Oversight Board to the S&P ESG arm that drove the original Newsweek Green Rankings and the Sustainability Accounting Standards Board. After having helped Secretary of State Clinton establish the Greening Diplomacy Initiative (GDI), Todd was asked to become the Franklin Fellow at the U.S. Department of State for U.S. global sustainability reporting. He not only helped define sustainability for the Department’s ~$50 billion global real estate portfolio of 24,000 buildings and 90,000 people who conduct diplomacy, development and defense through them, but liaise with and help groups like the White House sponsored Interagency Sustainability Working Group. He is also one of the visionaries for the global Sustainability Intelligence data management and analytics platform Green Diamond has been evolving for decades in conjunction with its clients.

Prior to Green Diamond, Todd founded and served as Director, COO, and CFO of CadenceQuest, Inc., a firm he launched to bring analytics and intelligence to the forefront of performance and risk management. He led work for flagship clients ranging from Wal-Mart, CVS Pharmacy, and Bank of America to the U.S. Dept. of Health & Human Services, Dept. of Education, and House of Representatives. While launching, he also served as advisor to the CTO of the State of New Jersey, the top executive of the State’s 1,000+ person, $200+ million Office of Information Technology (OIT). He helped incubate ideas and programs ranging from educating leaders and generating revenue to sharing infrastructure and enabling economic development through technology.

Prior to founding CadenceQuest, Todd helped found and served as Director of Operations and Corporate Development for Cvent, a pioneer in online, on-demand event, marketing, and data management and analysis to help people with common interests connect. Over time, the company grew to support roughly 200,000 people across 40 countries run more than 500,000 annual events and campaigns. Reporting directly to the CEO, Todd was responsible for helping cement financial, go-to-market and product management strategies and operations through the company’s initial growth.

40

Prior to Cvent, Todd was a Manager at American Management Systems (AMS), now CGI, a global management and technology consultancy with roughly 70,000 personnel in offices spanning 40 countries. There, he helped build an environment, health, safety and sustainability practice and co-invented TEMPO (Tools for Environmental Management and Protection Organizations), an enterprise-wide management system for the public and private sectors to exchange regulatory data. It reflects over $30 million of R&D investment, handles over 1.5 million permits and $500 million of annual fees. It became the first patented invention in the company’s 30-year history, was showcased to all governors, was nominated for archival in the Smithsonian, and remains the most widely adopted system of its kind in the U.S. by the agencies and tens of thousands of companies who interact and exchange regulatory data with them.

Todd holds a Systems Science Engineering degree from the University of Pennsylvania’s School of Engineering and Applied Science, with a concentration in environment and materials, and an Economics degree from the Wharton Business School, with a concentration in finance, specializing in investment.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers and directors, and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers and directors, and our affiliates.

Our Operating Agreement provides that to the fullest extent permitted by applicable law our Manager, its officers and directors, and affiliates will not be liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers and directors, and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of our Manager’s directors or officers.

The foregoing indemnification provisions do not apply to liability arising under the Securities Act, as, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

Our Operating Agreement provides that our Manager will serve as our manager for an indefinite term, but that our Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances. There are no termination fees payable to the Manager upon withdrawal or removal of our Manager.

Our Unit holders may only remove our Manager at any time with 30 days prior written notice for “cause,” following the affirmative vote of two-thirds of our Unit holders. “Cause” is defined as:

•

Our Manager’s continued breach of any material provision of the operating agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•

The commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•

Our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the operating agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, then our Manager may not be removed; or the dissolution of our Manager.

Unsatisfactory financial performance does not constitute “cause” under the Operating Agreement.

Our Manager may assign its rights under our operating agreement in its entirety or delegate certain of its duties under the operating agreement to any of its affiliates without the approval of our Unit holders so long as our Manager remains liable for any such affiliate’s performance.

41

In the event of the removal of our Manager, our Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Legal Proceedings

To the best of our knowledge, none of our management team (including the Manager, and the Manager’s officers, directors, and significant employees), during the past five years, has been involved in any legal proceeding of the type required to be disclosed under applicable Commission rules, or subject to a disqualifying event pursuant to Rule 262(a) of Regulation A.

COMPENSATION OF MANAGERS AND EXECUTIVE OFFICERS

The executive officers of our Manager are hired and compensated by the Manager directly rather than by the Company. For the year ended December 31, 2023, our three highest paid executive officers were compensated by our Manager in the aggregate amount of $395,132 in cash and other compensation as shown in the table below. We do not anticipate altering our compensation arrangement to have any management compensated by the Company directly.

Name	Capacity in which compensation was received (e.g., Chief Executive Officer, Director, etc)	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Doug Willmore[1]	CEO	$123,077	$38,119	$161,196
Drake Swezey[1]	COO	$102,304	23,469	$125,773
Cathy Key[2]	CBDO	$101,813	6,350	$108,163

____________

1 Salaries are paid by the Manager, World Tree Technologies, Inc.

2 Salaries are paid by a related party, World Tree Canada Inc.

The issuer currently has nine persons acting in the role of director. The aggregate annual compensation of our directors as a group for the fiscal year ended December 31, 2023 was $269,358

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of August 20, 2024, World Tree USA, LLC’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Voting Series B Units	World Tree Technologies, Inc. 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254	10,000 Units Capital contribution		100%

42

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or manager is disqualified from relying on Regulation A.

Ongoing Reporting Compliance

The Company has previously experienced delays in complying with the reporting requirements of Regulation A+. Specifically, the Company is filing its annual report on Form 1-K for the year ended December 31, 2023, after the deadline, making this filing significantly overdue. Additionally, the Company was late in filing its annual report for the year ended December 31, 2022, with the report and audited financials not being filed until October 5, 2023.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We are subject to various conflicts of interest arising out of our relationship with our Manager and its affiliates. We discuss these conflicts below.

Our Affiliates’ Interests in Other World Tree Entities

General

The officers and directors of our Manager are also officers, directors, managers, and/or key professionals of other World Tree entities, including World Tree COP, Inc. These persons have legal obligations with respect to World Tree COP, Inc. that are similar to their obligations to us. In addition, in the future, these persons and other affiliates of our Manager may organize other Eco-Tree Program entities.

Allocation of Land Opportunities

From time to time, we may be faced with limited land available for planting of the ES Trees which our Manager will be required to allocate between the Company and its affiliates. Our Manager, in its sole discretion, will determine which lands will be allocated for the planting of ES Trees.

Duties Owed by Management of Our Manager to Affiliates

Our Manager’s officers and directors and persons who perform services on behalf of our Manager are also officers, directors, managers and/or key professionals of World Tree COP, Inc. As a result, they owe duties to each of these entities and their respective members. These duties may from time-to-time conflict with the duties that they owe to us.

ITEM 6. OTHER INFORMATION

None.

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ITEM 7. FINANCIAL STATEMENTS

WORLD TREE USA LLC

FINANCIAL STATEMENTS

F-1

INDEPENDENT AUDITORS’ REPORT

To the Management and Members

of World Tree USA LLC

Opinion

We have audited the accompanying financial statements of World Tree USA LLC (the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements (the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the financial statements, the Company has incurred losses since inception, lacks revenues and requires additional capital to fund operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans with respect to these factors are also described in Note 2. The Company’s financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Emphasis of Matter

As discussed in Notes 1 and 4 to the financial statements, the Company paid monies to World Tree Technologies, Inc., the Company’s manager (the “Manager”), for current and future costs in connection with its management agreement. Certain amounts paid to the Manager were expected to be for future services provided by the Manager, however, these amounts were expensed in the accompanying statement of operations during the years ended December 31, 2023 and 2022. Furthermore, during 2022, the Manager has borrowed monies from the Company in excess of management fees due. As of December 31, 2023 and 2022, these fees have been fully reserved. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibility for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that our audit evidence is sufficient to provide a basis for our audit opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these ﬁnancial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-2

Auditors’ Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain and understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

August 27, 2024

San Diego, California

F-3

World Tree USA, LLC
Balance Sheets
As of December 31, 2023 and 2022

	As of December 31,
	2023	2022
Assets

Current assets:
Cash	$264,682	$4,088
Receivables:
Related party receivable, net of reserve for credit losses of $2,004,871 (Note 4)	-	-
Subscriptions and other receivables	-	16,362
Total current assets	264,682	20,450

Other assets:
Deposit on biological assets - related party - non-current	355,743	397,272
Biological assets	1,261,468	1,277,346

Total assets	$1,881,893	$1,695,068

Liabilities and Members' Equity

Current liabilities:
Accounts payable	$199	$500
Total current liabilities	199	500

Total liabilities	199	500
Members' equity:
Members' equity	15,584,759	14,023,253
Accumulated deficit	(13,703,065)	(12,328,685)

Total members' equity	1,881,694	1,694,568

Total liabilities and members' equity	$1,881,893	$1,695,068

The accompanying notes are an integral part of these financial statements.

F-4

World Tree USA, LLC
Statements of Operations
For the Years Ended December 31, 2023 and 2022

	2023	2022

Revenue:	$-	$-

Operating expenses:
Professional fees	91,772	77,113
Management fees and operating costs - related party (Note 4)	985,181	3,463,308
Tree losses	297,448	190,868
Other expenses	1,170	972

Total operating expenses	1,375,571	3,732,261

Other Income
Interest income	1,191	-

Net loss	$(1,374,380)	$(3,732,261)

Weighted average membership unit - basic and diluted	11,102,054	9,825,132
Net loss per membership unit - basic and diluted	$(0.12)	$(0.38)

The accompanying notes are an integral part of these financial statements.

F-5

World Tree USA, LLC
Statement of Members’ Equity
For the Years Ended December 31, 2023 and 2022

	Members' Equity
	Series A Units		Series B Voting Units		Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2021	9,169,558	$11,814,879	10,000	$10,000	$(8,596,424)	$3,228,455

Proceeds from sale of membership units, net of offering costs	1,368,907	2,198,374	-	-	-	2,198,374
Net loss	-	-	-	-	(3,732,261)	(3,732,261)
Balance at December 31, 2022	10,538,465	14,013,253	10,000	10,000	(12,328,685)	1,694,568

Proceeds from sale of membership units, net of offering costs	1,020,729	1,561,506	-	-	-	1,561,506
Net loss	-	-	-	-	(1,374,380)	(1,374,380)
Balance at December 31, 2023	11,559,194	$15,574,759	10,000	$10,000	$(13,703,065)	$1,881,694

The accompanying notes are an integral part of these financial statements.

F-6

World Tree USA, LLC
Statement of Cash Flow
For the Year Ended December 31, 2023

	2023	2022
Cash flows from operating activities:
Net loss	$(1,374,380)	$(3,732,261)
Adjustments to reconcile net loss to net cash flows from operating activities:
Reserve for credit losses	-	2,004,871
Loss of biological assets	297,448	190,868
Changes in operating assets and liabilities:
Prepaid expenses	-	5,000
Accounts payable	(302)	500

Net cash used in operating activities	(1,077,234)	(1,531,022)

Cash flows from investing activities:
Loans made to related party	-	(2,004,871)
Deposits and purchases of biological assets paid to related party	(240,040)	(349,943)

Net cash used in investing activities	(240,040)	(2,354,814)

Cash flows from financing activities:
Proceeds from sale of membership units	1,667,021	2,838,265
Offering costs	(105,515)	(639,891)
Subscriptions receivable	16,362	917,572

Net cash provided by financing activities	1,577,868	3,115,946

Net increase in cash	260,594	(769,890)

Cash as of beginning of the year	4,088	773,978

Cash as of end of the year	$264,682	$4,088

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Disclosure of non-cash investing and financing:
Reclass of biological assets from prepaid expenses	-	$409,635

The accompanying notes are an integral part of these financial statements.

F-7

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC (“WTUSA” or the “Company”) was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company’s address is 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254.

The purpose of the Company is to:

(i)	participate in collective effort to reduce the carbon footprint of the Investors through conduct of the Eco-Tree Program;

(ii)	produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

(iii)	monetize carbon offset assets created by the Company;

(iv)	make distributions to members upon harvesting ES Trees; and

(v)	engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

The Company is in the pre-revenue generation stage. The Company’s business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company’s control could cause fluctuations in these conditions. To mitigate these risks the Company has chosen to plant its ES Trees in different locations in five different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. (“WTT”), for all aspects of the Company’s operations. WTT has been in existence in excess of 20 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately six years, growing to maturity, cultivating and harvesting the ES Trees. WTT contracts directly with farmers to plant and grow the Company’s trees, and the Company manages the process from planting through harvest and sale of the lumber. The Company may not be able to plant every ES Startling acquired in the same year the Offering closes, and plantings may be spread out over two or more years. WTT currently has limited arrangements for the harvesting and sale of its trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES Trees. To date WTT has generated a limited amount of capital from the sale of ES Trees and/or any other biological asset. Additionally, WTT is dependent upon the Company and the management fees, among others, to fund its operations. During 2023 and 2022, a significant amount of capital was paid to WTT for current and future services.  These amounts were either expensed or capitalized during the years ended December 31, 2023 and 2022, as the monies were expended by WTT. Additional monies paid to WTT were treated as loans. Collection on these loans was considered doubtful at December 31, 2022; therefore, the Company fully reserved the loans through a charge to reserve for credit losses.   See Note 4 for additional information.

F-8

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The business of the Company involves a high degree of risk due to the long-term nature of generating revenue from the harvesting of trees which the first harvest isn’t anticipated until 2026.  The Company has significant commercial and economic interdependence with WTT as discussed in Notes 1, 4 and 6.  At present, WTT has limited cash flow generating activities and their operations are currently dependent on the Company’s ability to raise capital.   These factors raise substantial doubt regarding the Company to continue as a going concern.

Management’s Plans

During the year ended December 31, 2023, the Company issued 1,020,729 Series A Units for net proceeds of $1,561,506. The Company paid commissions under broker dealer arrangements totaling $52,907 in connection with the offering.  Other offering costs which offset the proceeds of the sale of the Series A units totaled $52,608, resulting in total offering costs of $105,515.

Subsequent to year end, the Company has raised an additional $739,503 in gross proceeds through additional sales of 617,008 Series A Units. 89,526 units were issued subsequent to year end relating to the 2023 Eco-Tree Program. 527,482 units were issued subsequent to year end relating to the 2024 Eco-Tree Program.

The Company plans on initiating a Reg CF offering in the near term.

Management believes that the current capital on hand and its planned offerings may not be sufficient to fund operations through a period of less than one year from the issuance date of these financial statements. There is no assurance that the Company will be able to raise the funds necessary to finance the Company’s activities as disclosed in Note 1.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

F-9

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Cash Equivalents

Cash and cash equivalents consist of cash equivalents with initial maturities of three months or less.

Fair Value of Financial Instruments

The Company follows FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company’s financial statements for cash, accounts payable and accrued expenses approximate their fair value because of the immediate or short-term mature of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-marketing dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost.  The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition.

The trees are recognized as biological assets when they are received by the Company’s farmers. As of December 31, 2023 and 2022, 388,046 and 331,175 trees representing a cost of $1,261,468 and $1,277,346, respectively, were reported as biological assets.

F-10

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

The Company determined it was necessary to write-off a large number of trees for the year ended December 31, 2023 totaling $297,448 as compared with tree losses totaling $190,868 for the year ended December 31, 2022.

For every 2,000 Units issued related to the 2016, 2018, 2019/2020, 2021, 2022 and 2023 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 tree per acre harvested; 30 additional trees per acre are available for replacement within the first two to three years.

As of December 31, 2023, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2020 Offering	2021 Offering	2022 Offering	2023 Offering
Units Issued	200,000	1,187,152	4,398,472	3,665,139	1,592,782	515,647
Noncash units	-	42,968	27,450	-	-	-
Units issued for which trees will be planted	200,000	1,187,152	4,398,472	3,665,139	1,592,782	515,647
Total Trees to be Purchased	14,000	83,101	307,893	257,033	111,495	36,095
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	65,293	241,916	201,583	87,603	28,360
Total Trees for future replacement (30 trees per 2,000 units)	3,000	17,807	65,977	55,450	23,892	7,735
Total Trees Planted	10,866	65,618	287,980	184,904	31,877	-
Total Trees still to be Planted	134	-	-	16,679	55,726	28,361

Deferred Offering Costs

Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Series A Unit holders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception.  The Company currently is not under examination by any tax authority.

F-11

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2023 and 2022, there were no potentially dilutive securities.

Recent Accounting Pronouncements

The Company has reviewed all recent accounting pronouncements issued by the Financial Accounting Standards Board (FASB) and other authoritative bodies and has determined that none of the new pronouncements are applicable to the Company or are expected to have a material impact on the Company’s financial statements as of and for the year ended December 31, 2023.

NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units

As at December 31, 2023 and 2022, WTT, the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2023 Series A Unit Offering

In connection with the 2023 Series A Unit offering fees expected to be payable to WTT consist of the following: 1) $3.45 per tree (biological asset), 2) $0.30 tree order staffing and administration; 3) $4.65 farmer support; 4) $0.45 legal; 5) $0.75 farmer bonus; 6) $0.25 office overhead; 7) $0.65 marketing; 8) $4.10 management fees; 9) $0.35 investor relations; 10) $2.45 brokering lumber; 11) $0.95 carbon credit verification; and 12) $0.65 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2022 Series A Unit Offering

In connection with the 2022 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $3.45 per tree (biological asset), 2) $0.30 tree order staffing and administration; 3) $0.45 legal; 4) $4.65 farmer support; 5) $0.75 farmer bonus; 6) $0.25 office overhead; 7) $0.65 marketing; 8) $4.10 management fees; 9) $0.35 investor relations; 10) $2.45 brokering lumber; 11) $0.65 for accounting and annual reporting costs; and 12) $0.95 carbon credit verification. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

F-12

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Below is a summary of all payments made to WTT for deposits on biological assets for the years ended December 31, 2023 and 2022, respectively:

Fee Description	Deposit on Biological Assets Balance 12/31/21	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/22	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/23
Deposit on Future Tree Stock	$410,359	$322,145	$(370,632)	$361,872	$220,672	$(255,025)	$327,519
Tree Order Staffing & Administration	26,670	27,797	(30,754)	23,713	19,368	(24,439)	18,642
Shipping & Handling	19,665	-	(7,978)	11,687	-	(2,105)	9,582
Total	456,694	$349,942	$(409,364)	$397,272	$240,040	$(281,569)	$355,743

In addition to the payments detailed above, the Company made payments to WTT of $1,087,879 and $1,458,437 for the years ended December 31, 2023 and 2022, respectively, for expenses such as farmer support, management fees, lumber brokering, carbon credit verification and professional fees.

Related Party Accounts Payable

From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of December 31, 2022, there was a total of $2,004,871 in receivables outstanding from WTT.  It is the intention of WTT to repay the receivable in full.  However, since WTT is in a pre-revenue state, the likelihood of collectability of the receivable was deemed doubtful and was therefore fully reserved by the Company as a charge to operating expense as of December 31, 2022.

See Notes 1, 3, 5 and 6 for additional related party transactions.

NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

2023 Transactions

During the year ended December 31, 2023, the Company issued 1,020,729 Series A Units for net proceeds of $1,561,506. The Company paid commissions under broker dealer arrangements totaling $52,907 in connection with the offering.  Other offering costs, which offset the proceeds of the sale of the Series A units totaled $52,608.

2022 Transactions

During the year ended December 31, 2022, the Company issued 1,368,907 Series A Units for gross proceeds of $2,413,885. The Company paid commissions under broker dealer arrangements totaling $67,168 in connection with the offering.  Other offering costs, which offset the proceeds of the sale of the Series A units totaled $148,343, including marketing costs of $95,684 reimbursed to WTT.

F-13

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company’s credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been accepted by the Company.

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company’s 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis.  Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment, the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

Also see Note 6 below.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to year end, the Company has raised an additional $739,503 in gross proceeds through additional sales of 617,008 Series A Units.

In addition, the Company has paid/advanced $1,677,478 to WTT representing current and future management fees.

The Company has analyzed its operations from December 31, 2023 to August 27, 2024 – the date these financial statements were issued – and has determined that it does not have any other material subsequent events to disclose in these financial statements.

F-14

ITEM 8. EXHIBITS

INDEX TO EXHIBITS

Exhibit 2	Articles of Organization – World Tree USA, LLC (Nevada) (1)
Exhibit 3	Amended Operating Agreement – World Tree USA, LLC (1)
Exhibit 4	Subscription Agreement (1)
Exhibit 8	Escrow Services Agreement with Boston Private Bank (2)

(1)	Incorporated by reference to the Registrant’s Amended Offering Statement on Form 1-A/A (File No. 024-11051), filed with the Securities and Exchange Commission on September 12, 2019.

(2)	Incorporated by reference to the Registrant’s Post-Qualification Offering Statement on Form 1-A POS (File No. 024-11051), filed with the Securities and Exchange Commission on March 12, 2020.

* Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned., thereunto duly authorized.

World Tree USA, LLC

Date: August 27, 2024	By:	/s/ Douglas Willmore
	Name:	Douglas Willmore
	Title:	CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Douglas Willmore	CEO & Director	August 27, 2024

/s/ Catherine Key	President, CBDO & Director	August 27, 2024

/s/ Wendy Burton	Founder and Chair	August 27, 2024

/s/ Nathan Donohoe	CFO	August 27, 2024

/s/ Drake Swezey	COO	August 27, 2024

/s/ Todd Fein	Director	August 27, 2024

/s/ Allan English	Director	August 27, 2024

/s/ Filippo Bozotti	Director	August 27, 2024

/s/ Chris Wedding	Director	August 27, 2024

/s/ Jeff Nuss	Director	August 27, 2024

/s/ Mark Watson	Director	August 27, 2024

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